Exhibit 99

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Orbitz Worldwide, Inc.

Chicago, Illinois

We have audited the accompanying consolidated balance sheets of Orbitz Worldwide, Inc. and subsidiaries (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive loss, cash flows, and shareholders’ equity/(deficit) for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Orbitz Worldwide, Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 5, 2013 expressed an adverse opinion on the Company’s internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois

March 5, 2013

ORBITZ WORLDWIDE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Years Ended December 31,
	2012	2011	2010
Net revenue	$778,796	$766,819	$757,487
Cost and expenses:
Cost of revenue	147,840	139,390	138,279
Selling, general and administrative	260,253	270,617	244,114
Marketing	252,993	241,670	232,757
Depreciation and amortization	57,046	60,540	72,891
Impairment of goodwill and intangible assets	321,172	49,891	70,151
Impairment of property and equipment and other assets	1,417	—	11,099

Total operating expenses	1,040,721	762,108	769,291

Operating income/(loss)	(261,925)	4,711	(11,804)
Other income/(expense):
Net interest expense	(36,599)	(40,488)	(44,070)
Other income/(expense)	(41)	551	18

Total other expense	(36,640)	(39,937)	(44,052)

Loss before income taxes	(298,565)	(35,226)	(55,856)
Provision for income taxes	3,173	2,051	2,381

Net loss	$(301,738)	$(37,277)	$(58,237)

Net loss per share - basic and diluted:
Net loss per share	$(2.86)	$(0.36)	$(0.58)

Weighted-average shares outstanding	105,582,736	104,118,983	101,269,274

See Notes to Consolidated Financial Statements

ORBITZ WORLDWIDE, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands)

	Years Ended December 31,
	2012	2011	2010
Net loss	$(301,738)	$(37,277)	$(58,237)
Other comprehensive income/(loss) (a):
Currency translation adjustment	(7,147)	(1,273)	7,197
Unrealized gain on floating to fixed interest rate swaps	311	2,329	2,419

Other comprehensive income/(loss)	(6,836)	1,056	9,616

Comprehensive loss	$(308,574)	$(36,221)	$(48,621)

(a)	There was no income tax impact to other comprehensive income/(loss) for the years ended December 31, 2012, 2011 and 2010.

See Notes to Consolidated Financial Statements

ORBITZ WORLDWIDE, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	December 31, 2012	December 31, 2011
Assets
Current assets:
Cash and cash equivalents	$130,262	$136,171
Accounts receivable (net of allowance for doubtful accounts of $903 and $1,108, respectively)	75,789	62,377
Prepaid expenses	11,018	15,917
Due from Travelport, net	5,617	3,898
Other current assets	3,072	2,402

Total current assets	225,758	220,765
Property and equipment, net	132,544	141,702
Goodwill	345,388	647,300
Trademarks and trade names	90,790	108,194
Other intangible assets, net	830	4,162
Deferred income taxes, non-current	6,773	7,311
Restricted cash	24,485	7,296
Other non-current assets	7,746	9,056

Total Assets	$834,314	$1,145,786

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$21,485	$30,937
Accrued merchant payable	268,589	238,694
Accrued expenses	118,329	120,962
Deferred income	34,948	28,953
Term loan, current	24,708	32,183
Other current liabilities	5,365	2,034

Total current liabilities	473,424	453,763
Term loan, non-current	415,322	440,030
Tax sharing liability	70,912	68,411
Unfavorable contracts	—	4,440
Other non-current liabilities	17,319	18,617

Total Liabilities	976,977	985,261

Commitments and contingencies (see Note 9)
Shareholders’ Equity/(Deficit):
Preferred stock, $0.01 par value, 100 shares authorized, no shares issued or outstanding	—	—
Common stock, $0.01 par value, 140,000,000 shares authorized, 105,119,044 and 103,814,769 shares issued, respectively	1,051	1,038
Treasury stock, at cost, 25,237 shares held	(52)	(52)
Additional paid-in capital	1,041,466	1,036,093
Accumulated deficit	(1,182,624)	(880,886)
Accumulated other comprehensive income/(loss) (net of accumulated tax benefit of $2,558)	(2,504)	4,332

Total Shareholders’ Equity/(Deficit)	(142,663)	160,525

Total Liabilities and Shareholders’ Equity/(Deficit)	$834,314	$1,145,786

See Notes to Consolidated Financial Statements

ORBITZ WORLDWIDE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,
	2012	2011	2010
Operating activities:
Net loss	$(301,738)	$(37,277)	$(58,237)
Adjustments to reconcile net loss to net cash provided by operating activities:
Net gain on extinguishment of debt	—	—	(57)
Depreciation and amortization	57,046	60,540	72,891
Impairment of goodwill and intangible assets	321,172	49,891	70,151
Impairment of property and equipment and other assets	1,417	—	11,099
Amortization of unfavorable contract liability	(6,717)	(1,678)	(9,226)
Non-cash net interest expense	13,251	15,008	15,797
Deferred income taxes	869	767	1,494
Stock compensation	7,566	8,521	12,535
Changes in assets and liabilities:
Accounts receivable	(12,549)	(7,073)	(222)
Due from Travelport, net	(1,624)	12,960	(12,126)
Accounts payable, accrued expenses and other current liabilities	(5,549)	20,738	(11,636)
Accrued merchant payable	28,065	1,358	14,593
Deferred income	8,429	(2,291)	(831)
Other	(2,579)	(3,618)	(7,616)

Net cash provided by operating activities	107,059	117,846	98,609

Investing activities:
Property and equipment additions	(47,026)	(44,059)	(40,010)
Changes in restricted cash	(16,812)	(3,471)	(132)

Net cash used in investing activities	(63,838)	(47,530)	(40,142)

Financing activities:
Proceeds from issuance of common stock, net of issuance costs	—	—	48,930
Payments of fees to repurchase a portion of the term loan	—	—	(248)
Payments on the term loan	(32,183)	(19,808)	(20,994)
Payments to extinguish debt	—	—	(13,488)
Employee tax withholdings related to net share settlements of equity-based awards	(2,179)	(1,628)	(2,984)
Proceeds from exercise of employee stock options	—	—	72
Payments on tax sharing liability	(15,408)	(8,847)	(18,885)
Payments on line of credit	—	—	(42,221)
Proceeds from note payable	—	—	800
Payments on note payable	(231)	(228)	(57)

Net cash used in financing activities	(50,001)	(30,511)	(49,075)

Effects of changes in exchange rates on cash and cash equivalents	871	(856)	(826)

Net increase/(decrease) in cash and cash equivalents	(5,909)	38,949	8,566
Cash and cash equivalents at beginning of year	136,171	97,222	88,656

Cash and cash equivalents at end of year	$130,262	$136,171	$97,222

See Notes to Consolidated Financial Statements

ORBITZ WORLDWIDE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS – (Continued)

(in thousands)

	Years Ended December 31,
	2012	2011	2010
Supplemental disclosure of cash flow information:
Income tax payments, net	$1,170	$1,342	$1,120
Cash interest payments	$26,635	$26,613	$27,935
Non-cash investing activity:
Capital expenditures incurred not yet paid	$2,309	$447	$2,948
Non-cash financing activity:
Repayment of term loan in connection with debt-equity exchange	$—	$—	$49,564

See Notes to Consolidated Financial Statements

ORBITZ WORLDWIDE, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY/(DEFICIT)

(in thousands, except share data)

							Accumulated Other Comprehensive Income/(Loss)
	Common Stock		Treasury Stock		Additional Paid in Capital	Accumulated Deficit	Interest Rate Swaps	Foreign Currency Translation	Total Shareholders’ Equity/ (Deficit)
	Shares	Amount	Shares	Amount
Balance at January 1, 2010	83,856,082	$838	(24,521)	$(48)	$921,425	$(785,372)	$(2,777)	$(3,563)	$130,503
Net loss	—	—	—	—	—	(58,237)	—	—	(58,237)
Amortization of equity-based compensation awards granted to employees, net of shares withheld to satisfy employee tax withholding obligations upon vesting	—	—	—	—	9,555	—	—	—	9,555
Common shares issued pursuant to Exchange Agreement and Stock Purchase Agreement (see Note 6)	17,166,673	172	—	—	98,176	—	—	—	98,348
Common shares issued upon vesting of restricted stock units	1,333,624	13	—	—	(13)	—	—	—	—
Common shares issued upon exercise of stock options	11,718	—	—	—	72	—	—	—	72
Common shares withheld to satisfy employee tax withholding obligations upon vesting of restricted stock	—	—	(716)	(4)	—	—	—	—	(4)
Other comprehensive income	—	—	—	—	—	—	2,419	7,197	9,616

Balance at December 31, 2010	102,368,097	1,023	(25,237)	(52)	1,029,215	(843,609)	(358)	3,634	189,853
Net loss	—	—	—	—	—	(37,277)	—	—	(37,277)
Amortization of equity-based compensation awards granted to employees, net of shares withheld to satisfy employee tax withholding obligations upon vesting	—	—	—	—	6,893	—	—	—	6,893
Common shares issued upon vesting of restricted stock units	1,446,672	15	—	—	(15)	—	—	—	—
Other comprehensive income/(loss)	—	—	—	—	—	—	2,329	(1,273)	1,056

Balance at December 31, 2011	103,814,769	$1,038	(25,237)	(52)	1,036,093	(880,886)	1,971	2,361	160,525
Net loss	—	—	—	—	—	(301,738)	—	—	(301,738)
Amortization of equity-based compensation awards granted to employees, net of shares withheld to satisfy employee tax withholding obligations upon vesting	—	—	—	—	5,386	—	—	—	5,386
Common shares issued upon vesting of restricted stock units	1,304,275	13	—	—	(13)	—	—	—	—
Other comprehensive income/(loss)	—	—	—	—	—	—	311	(7,147)	(6,836)

Balance at December 31, 2012	105,119,044	$1,051	(25,237)	$(52)	$1,041,466	$(1,182,624)	$2,282	$(4,786)	$(142,663)

See Notes to Consolidated Financial Statements

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Basis of Presentation

Description of the Business

Orbitz, Inc. (“Orbitz”) was formed in early 2000 by American Airlines, Inc., Continental Airlines, Inc., Delta Air Lines, Inc., Northwest Airlines, Inc. and United Air Lines, Inc. (the “Founding Airlines”). In November 2004, Orbitz was acquired by Cendant Corporation (“Cendant”), whose online travel distribution businesses included the HotelClub and RatesToGo brands (collectively referred to as “HotelClub”) and the CheapTickets brand. In February 2005, Cendant acquired ebookers Limited, an international online travel brand which currently has operations in 12 countries throughout Europe (“ebookers”).

On August 23, 2006, Travelport Limited (“Travelport”), which consisted of Cendant’s travel distribution services businesses, including the businesses that currently comprise Orbitz Worldwide, Inc., was acquired by affiliates of The Blackstone Group (“Blackstone”) and Technology Crossover Ventures. We refer to this acquisition as the “Blackstone Acquisition.”

Orbitz Worldwide, Inc. was incorporated in Delaware on June 18, 2007 and was formed to be the parent company of the business-to-consumer travel businesses of Travelport, including Orbitz, ebookers and HotelClub and the related subsidiaries and affiliates of those businesses. We are the registrant as a result of the completion of the initial public offering (the “IPO”) of 34,000,000 shares of our common stock on July 25, 2007. At December 31, 2012 and 2011, Travelport and investment funds that own and/or control Travelport’s ultimate parent company beneficially owned approximately 53% and 55% of our outstanding common stock, respectively.

We are a leading global online travel company that uses innovative technology to enable leisure and business travelers to research, plan and book a broad range of travel products and services. Our brand portfolio includes Orbitz, CheapTickets, and the Away Network in the Americas; ebookers in Europe; and HotelClub and RatesToGo (collectively referred to as “HotelClub”) based in Australia, which have operations globally. We also own and operate Orbitz for Business, a corporate travel company, and Orbitz Worldwide Distribution group delivers private label travel solutions to a broad range of partners. We provide customers with the ability to book a wide array of travel products and services from suppliers worldwide, including air travel, hotels, vacation packages, car rentals, cruises, travel insurance and destination services such as ground transportation, event tickets and tours.

Basis of Presentation

The accompanying consolidated financial statements present the accounts of Orbitz, ebookers and HotelClub and the related subsidiaries and affiliates of those businesses, collectively doing business as Orbitz Worldwide, Inc. These entities became wholly-owned subsidiaries of ours as part of an intercompany restructuring that was completed on July 18, 2007 in connection with the IPO. Prior to the IPO, these entities had operated as indirect, wholly-owned subsidiaries of Travelport. Certain amounts have been reclassified to conform with the current year presentation.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). All intercompany balances and transactions have been eliminated in the consolidated financial statements.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Use of Estimates

The preparation of our consolidated financial statements and related notes in conformity with GAAP requires us to make certain estimates and assumptions. Our estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to matters that require a significant level of judgment or are otherwise subject to an inherent degree of uncertainty.

Our significant estimates include elements of revenue recognition, the realization of deferred tax assets, amounts that may be due under the tax sharing agreement, impairment of long-lived assets, goodwill and indefinite-lived intangible assets, costs to be capitalized as well as the useful life of capitalized software, and contingent liabilities, including taxes related to hotel occupancy. Actual amounts may differ from these estimates.

During the first quarter of 2010, we had a change in estimate related to the timing of our recognition of travel insurance revenue. Prior to the first quarter of 2010, we recorded travel insurance revenue one month in arrears, upon receipt of payment, as we did not have sufficient reporting from our travel insurance supplier to conclude that the price was fixed or determinable prior to that time. Our travel insurance supplier implemented timelier reporting, and as a result, beginning with the first quarter of 2010, we were able to recognize travel insurance revenue on an accrual basis rather than one month in arrears. This change in estimate resulted in a $2.5 million increase in net revenue and net income and a $0.02 increase in basic and diluted earnings per share for the year ended December 31, 2010.

Foreign Currency Translation

Balance sheet accounts of our operations outside of the United States are translated from foreign currencies into U.S. dollars at the exchange rates as of the consolidated balance sheet dates. Revenues and expenses are translated at average exchange rates during the period. Foreign currency translation gains or losses are included in accumulated other comprehensive income (loss) in shareholders’ equity. Gains and losses resulting from foreign currency transactions, which are denominated in currencies other than the entity’s functional currency, are included in our consolidated statements of operations.

Revenue Recognition

We recognize revenue when it is earned and realizable, when persuasive evidence of an arrangement exists, services have been rendered, the price is fixed or determinable, and collectability is reasonably assured. We have two primary types of contractual arrangements with our vendors, which we refer to herein as the “merchant” and “retail” models. Under both the merchant and retail models, we record revenue earned net of all amounts paid to our suppliers.

We provide customers the ability to book air travel, hotels, car rentals and other travel products and services through our various websites. These travel products and services are made available to our customers for booking on a standalone basis or as part of a vacation package.

Under the merchant model, we generate revenue for our services based on the difference between the total amount the customer pays for the travel product and the negotiated net rate plus estimated taxes that the supplier charges us for that product. Customers generally pay us for reservations at the time of booking. Initially, we record these customer receipts as accrued merchant payables and either deferred income or net revenue, depending on the travel product. In the merchant model, we do not take on credit risk with the customer, however we are subject to charge-backs and fraud risk which we monitor closely; we have the ability to determine the price; we are not responsible for the actual delivery of the flight, hotel room or car rental; we take no inventory risk; we have no ability to determine or change the products or services delivered; and the customer chooses the supplier.

We recognize net revenue under the merchant model when we have no further obligations to the customer. For merchant air transactions, this is at the time of booking. For merchant hotel transactions and merchant car transactions, net revenue is recognized at the time of check-in or customer pick-up, respectively. The timing of revenue recognition is different for merchant air travel because our primary service to the customer is fulfilled at the time of booking.

We accrue for the cost of merchant hotel and merchant car transactions based on amounts we expect to be invoiced by suppliers. If we do not receive an invoice within a certain period of time, generally within six months, or the invoice received is less than the accrued amount, we reverse a portion of the accrued cost when we determine it is not probable that we will be required to pay the supplier, based on our historical experience and contract terms. This results in an increase in net revenue and a decrease to the accrued merchant payable.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Under the retail model, we pass reservations booked by our customers to the travel supplier for a commission. In the retail model, we do not take on credit risk with the customer; we are not the primary obligor with the customer; we have no latitude in determining pricing; we take no inventory risk; we have no ability to determine or change the products or services delivered; and the customer chooses the supplier.

We recognize net revenue under the retail model when the reservation is made, secured by a customer with a credit card and we have no further obligations to the customer. For air transactions, this is at the time of booking. For hotel transactions and car transactions, net revenue is recognized at the time of check-in or customer pick-up, respectively, net of an allowance for cancelled reservations. The timing of recognition is different for retail hotel and retail car transactions than for retail air travel because unlike air travel where the reservation is secured by a customer’s credit card at booking, car rental bookings and hotel bookings are not secured by a customer’s credit card until the pick-up date and check-in date, respectively. Allowances for cancelled reservations primarily relate to cancellations that do not occur through our websites, but instead occur directly through the supplier of the travel product. The amount of the allowance is determined based on our historical experience. The majority of commissions earned under the retail model are based upon contractual agreements.

Vacation packages offer customers the ability to book a combination of travel products. For example, travel products booked in a vacation package may include a combination of air travel, hotel and car rental reservations. We recognize net revenue for the entire package when the customer uses the reservation, which generally occurs on the same day for each travel product included in the vacation package.

Under both the merchant and retail models, we may, depending upon the brand and the travel product, charge our customers a service fee for booking their travel reservation. We recognize revenue for service fees at the time we recognize the net revenue for the corresponding travel product. We also may receive override commissions from suppliers if we meet certain contractual volume thresholds. These commissions are recognized when the amount of the commissions becomes fixed or determinable, which is generally upon notification by the respective travel supplier.

We utilize global distribution systems (“GDS”) services provided by Galileo, Worldspan and Amadeus IT Group. Under our GDS service agreements, we earn revenue in the form of an incentive payment for air, car and hotel segments that are processed through a GDS. Revenue is recognized for these incentive payments at the time the travel reservation is processed through the GDS, which is generally at the time of booking.

We also generate other revenue, which is primarily comprised of revenue from advertising, including sponsoring links on our websites, and travel insurance. Advertising revenue is derived primarily from the delivery of advertisements on our websites and is recognized either at the time of display of each individual advertisement, or ratably over the advertising delivery period, depending on the terms of the advertising contract. Revenues generated from sponsoring links are recognized upon notification from the alliance partner that a transaction has occurred. Travel insurance revenue is recognized when the reservation is made, secured by a customer with a credit card and we have no further obligations to the customer, which for travel insurance is at the time of booking.

Cost of Revenue

Cost of revenue is primarily comprised of direct costs incurred to generate revenue, including costs to operate our customer service call centers, credit card processing fees and other costs, which include customer refunds and charge-backs, connectivity and other processing costs. These costs are generally variable in nature and are primarily driven by transaction volume.

Marketing Expense

Marketing expense is primarily comprised of online marketing costs, such as search and banner advertising and affiliate commissions, and offline marketing costs, such as television, radio and print advertising. Online advertising expense is recognized based on the terms of the individual agreements, based on the ratio of actual impressions to contracted impressions, pay-per-click, or on a straight-line basis over the term of the contract. Offline marketing expense is recognized in the period in which it is incurred. Our online marketing costs are significantly greater than our offline marketing costs.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Income Taxes

Our provision for income taxes is determined using the asset and liability method. Under this method, deferred tax assets and liabilities are calculated based upon the temporary differences between the financial statement and income tax bases of assets and liabilities using the combined federal and state or foreign effective tax rates that are applicable to us in a given year. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The deferred tax assets are recorded net of a valuation allowance when, based on the weight of available evidence, we believe it is more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. The realization of the deferred tax assets, net of a valuation allowance, is primarily dependent on estimated future taxable income. A change in our estimate of future taxable income may require an increase or decrease to the valuation allowance.

Derivative Financial Instruments

We measure derivatives at fair value and recognize them in our consolidated balance sheets as assets or liabilities, depending on our rights or obligations under the applicable derivative contract. For our derivatives designated as fair value hedges, if any, the changes in the fair value of both the derivative instrument and the hedged item are recorded in earnings. For our derivatives designated as cash flow hedges, the effective portions of changes in fair value of the derivative are reported in other comprehensive income and are subsequently reclassified into earnings when the hedged item affects earnings. Changes in fair value of derivative instruments not designated as hedging instruments, and ineffective portions of hedges, are recognized in earnings in the current period.

We manage interest rate exposure by utilizing interest rate swaps to achieve a desired mix of fixed and variable rate debt. As of December 31, 2012 we had one interest rate swap that effectively converted $100.0 million of the term loan facility from a variable to a fixed interest rate (see Note 12 - Derivative Financial Instruments). We determined that the interest rate swaps outstanding during the year ended December 31, 2012 qualified for hedge accounting and were highly effective as hedges. Accordingly, we have recorded the change in fair value of our interest rate swaps in accumulated other comprehensive income/(loss).

We have entered into foreign currency contracts to manage exposure to changes in foreign currencies associated with receivables, payables and intercompany transactions. These foreign currency contracts did not qualify for hedge accounting treatment. As a result, the changes in fair values of the foreign currency contracts were recorded in selling, general and administrative expense in our consolidated statements of operations.

We do not enter into derivative instruments for speculative purposes. We require that the hedges or derivative financial instruments be effective in managing the interest rate risk or foreign currency risk exposure that they are designated to hedge. Hedges that qualify for hedge accounting are formally designated as such at the inception of the contract. When the terms of an underlying transaction are modified, or when the underlying hedged item ceases to exist, resulting in some ineffectiveness, the change in the fair value of the derivative instrument will be included in earnings. Additionally, any derivative instrument used for risk management that becomes ineffective is marked-to-market each period. We believe that our credit risk has been mitigated by entering into these agreements with major financial institutions. Net interest differentials to be paid or received under our interest rate swaps are included in interest expense as incurred or earned.

Concentration of Credit Risk

Our cash and cash equivalents are potentially subject to concentration of credit risk. We maintain cash and cash equivalent balances with financial institutions that, in some cases, are in excess of Federal Deposit Insurance Corporation insurance limits or that are deposited in foreign institutions.

Cash and Cash Equivalents

We consider cash and highly liquid investments, such as money market funds, with an original maturity of three months or less to be cash and cash equivalents. Cash and cash equivalents are stated at cost, which approximates or equals fair value due to their short-term nature.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Allowance for Doubtful Accounts

Our accounts receivable are reflected in our consolidated balance sheets net of an allowance for doubtful accounts. We provide for estimated bad debts based on our assessment of our ability to realize receivables, considering historical collection experience, the general economic environment and specific customer information. When we determine that a receivable is not collectable, the account is charged to expense in our consolidated statements of operations. Bad debt expense is recorded in selling, general and administrative expense in our consolidated statements of operations. Bad debt expense was not significant for the years ended December 31, 2012 and 2010, and we recorded bad debt expense of $0.3 million for the year ended December 31, 2011.

Property and Equipment, Net

Property and equipment is recorded at cost, net of accumulated depreciation. We depreciate property and equipment over their estimated useful lives using the straight-line method. The estimated useful lives by asset category are:

Asset Category	Estimated Useful Life
Leasehold improvements	Shorter of asset’s useful life or non-cancellable lease term
Capitalized software	3 - 10 years
Furniture, fixtures and equipment	3 - 7 years

We capitalize the costs of software developed for internal use when the preliminary project stage of the application has been completed and it is probable that the project will be completed and used to perform the function intended. Depreciation commences when the software is placed into service.

We evaluate the recoverability of the carrying value of our long-lived assets, including property and equipment and finite-lived intangible assets, when circumstances indicate that the carrying value of those assets may not be fully recoverable. This analysis is performed by comparing the carrying values of the assets to the expected undiscounted future cash flows to be generated from these assets, including estimated sales proceeds when appropriate. If this analysis indicates that the carrying value of an asset is not recoverable, the carrying value is reduced to fair value through an impairment charge in our consolidated statements of operations.

Goodwill, Trademarks and Other Intangible Assets

Goodwill represents the excess of the purchase price over the estimated fair value of the underlying assets acquired and liabilities assumed in the acquisition of a business. We assign goodwill to reporting units that are expected to benefit from the business combination as of the acquisition date. Goodwill is not subject to amortization.

Our indefinite-lived intangible assets include our trademarks and trade names, which are not subject to amortization. Our finite-lived intangible assets primarily include our customer and vendor relationships and are amortized over their estimated useful lives, generally 4 to 8 years, using the straight-line method. Our intangible assets primarily relate to the acquisition of entities accounted for using the purchase method of accounting and are estimated by management based on the fair value of assets received.

We assess the carrying value of goodwill and other indefinite-lived intangible assets for impairment annually or more frequently whenever events occur and circumstances change indicating potential impairment. We perform our annual impairment testing of goodwill and other indefinite-lived intangible assets as of December 31.

We assess goodwill for possible impairment using a two-step process. The first step identifies if there is potential goodwill impairment. If the step one analysis indicates that impairment may exist, a step two analysis is performed to measure the amount of the goodwill impairment, if any. Goodwill impairment exists when the estimated fair value of goodwill is less than its carrying value. If impairment exists, the carrying value of the goodwill is reduced to fair value through an impairment charge in our consolidated statements of operations.

For purposes of goodwill impairment testing, we estimate the fair value of our reporting units to which goodwill is allocated using generally accepted valuation methodologies, including market and income based approaches, and relevant data available through and as of the testing date. The market approach is a valuation method in which fair value is estimated based on observed prices in actual transactions and on asking prices for similar assets. Under the market approach, the valuation process is essentially that of comparison and correlation between the subject asset and other similar assets. The income approach is a method in which fair value is estimated based on the cash flows that an asset could be expected to generate over

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its useful life, including residual value cash flows. These cash flows are then discounted to their present value equivalents using a rate of return that accounts for the relative risk of not realizing the estimated annual cash flows and for the time value of money. Variations of the income approach are used to estimate certain of the intangible asset fair values.

We assess our trademarks and trade names for impairment by comparing their carrying values to their estimated fair values. Impairment exists when the estimated fair value of the trademark or trade name is less than its carrying value. If impairment exists, then the carrying value is reduced to fair value through an impairment charge in our consolidated statements of operations. We use a market or income based valuation approach, or a combination of both, to estimate fair values of the relevant trademarks and trade names.

Restricted Cash

In order to collateralize the multi-currency letter of credit facility secured in 2012 and bank guarantees, as well as for other general business purposes, we have funds deposited as restricted cash.

Tax Sharing Liability

We have a liability included in our consolidated balance sheets that relates to a tax sharing agreement between Orbitz and the Founding Airlines. The agreement governs the allocation of tax benefits resulting from a taxable exchange that took place in connection with the Orbitz initial public offering in December 2003 (“Orbitz IPO”). As a result of this taxable exchange, the Founding Airlines incurred a taxable gain. The taxable exchange caused Orbitz to have additional future tax deductions for depreciation and amortization due to the increased tax basis of its assets. The additional tax deductions for depreciation and amortization may reduce the amount of taxes we are required to pay in future years. For each tax period during the term of the tax sharing agreement, we are obligated to pay the Founding Airlines a significant percentage of the amount of the tax benefit realized as a result of the taxable exchange. The tax sharing agreement commenced upon consummation of the Orbitz IPO and continues until all tax benefits have been utilized.

We use discounted cash flows in calculating and recognizing the tax sharing liability. We review the calculation of the tax sharing liability on a quarterly basis and make revisions to our estimated timing of payments when appropriate. We also assess whether there are any significant changes, such as changes in the amount of payments and tax rates that could materially affect the present value of the tax sharing liability. Although the expected gross remaining payments that may be due under this agreement were $123.9 million as of December 31, 2012, the timing and amount of payments may change. Any changes in timing of payments are recognized prospectively as accretions to the tax sharing liability in our consolidated balance sheets and non-cash interest expense in our consolidated statements of operations. Any changes in the amount of payments are recognized in selling, general and administrative expense in our consolidated statements of operations.

At the time of the Blackstone Acquisition, Cendant (now Avis Budget Group, Inc.) indemnified Travelport and us for a portion of the amounts due under the tax sharing agreement. As a result, we recorded a $37.0 million long-term asset, which was included in other non-current assets in our consolidated balance sheets at December 31, 2010. During 2011, we wrote off this asset and the corresponding portion of the tax sharing liability (see Note 7 - Tax Sharing Liability for further details).

Equity-Based Compensation

We measure equity-based compensation cost at fair value and recognize the corresponding compensation expense over the service period during which awards are expected to vest. We include equity-based compensation in selling, general and administrative expense in our consolidated statements of operations. The fair value of restricted stock and restricted stock units is determined based on the average of the high and low price of our common stock on the date of grant. The fair value of stock options is determined on the date of grant using the Black-Scholes valuation model. The amount of equity-based compensation expense recorded each period is net of estimated forfeitures based on historical forfeiture rates.

Hotel Occupancy Taxes

Some states and localities impose a tax on the use or occupancy of hotel accommodations (“hotel occupancy tax”). Generally, hotels collect hotel occupancy tax based on the amount of money they receive for renting their hotel rooms and remit the tax to the appropriate taxing authorities. Using the travel services our websites offer, customers are able to make hotel room reservations. While applicable tax laws vary among different taxing jurisdictions, we generally believe that these laws do not require us to collect and remit hotel occupancy tax on the compensation that we receive for our travel services. Some tax

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

authorities have initiated lawsuits or administrative proceedings asserting that we are required to collect and remit hotel occupancy tax on the amount of money we receive from customers for facilitating their reservations. The ultimate resolution of these lawsuits and proceedings in all jurisdictions cannot be determined at this time. We establish an accrual for legal proceedings (tax or otherwise) when we determine that a loss is both probable and can be reasonably estimated. See Note 9 - Commitments and Contingencies.

Recently Issued Accounting Pronouncements

In July 2012, the Financial Accounting Standards Board (“FASB”) issued guidance to allow companies the option of performing a qualitative assessment before calculating the fair value of indefinite-lived intangible assets other than goodwill. If entities determine, on the basis of qualitative factors, that the fair value of the indefinite-lived intangible asset is more likely than not greater than the carrying amount, further testing of the indefinite-lived intangible asset for impairment would not be performed. This guidance does not change how indefinite-lived intangible assets are calculated, nor does it revise the requirement to test indefinite-lived intangible assets annually for impairment. The guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012.

In February 2013, the FASB issued Accounting Standards Update (“ASU”) No. 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” ASU 2013-02 improves the reporting of reclassifications out of accumulated other comprehensive income by requiring an entity to report their corresponding effect(s) on net income. This pronouncement is effective for fiscal years, and interim periods within those years, beginning after December 15, 2012. The adoption of this guidance is not anticipated to have an effect on our consolidated financial position, results of operations, or cash flows.

3. Property and Equipment, Net

Property and equipment, net, consisted of the following:

	December 31, 2012	December 31, 2011
	(in thousands)
Capitalized software	$322,466	$285,277
Furniture, fixtures and equipment	81,516	78,157
Leasehold improvements	13,873	13,650
Construction in progress	12,307	13,868

Gross property and equipment	430,162	390,952
Less: accumulated depreciation	(297,618)	(249,250)

Property and equipment, net	$132,544	$141,702

We recorded depreciation expense related to property and equipment in the amount of $55.3 million, $57.0 million and $61.7 million for the years ended December 31, 2012, 2011 and 2010, respectively.

There were no assets subject to capital leases at December 31, 2012 or 2011.

As a result of our decision to migrate HotelClub to the global technology platform, we recorded a $4.5 million non-cash charge during the year ended December 31, 2010 to impair HotelClub capitalized software. This charge was included in impairment of property and equipment and other assets in our consolidated statements of operations. The remaining capitalized software balance at HotelClub following this charge was not material.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

4. Goodwill and Intangible Assets

The changes in the carrying amount of goodwill during the years ended December 31, 2012 and 2011 were as follows:

Amount
(in thousands)
Balance at January 1, 2011, net of accumulated impairment of $500,952	$677,964
Impairment	(29,762)
Impact of foreign currency translation	(902)

Balance at December 31, 2011, net of accumulated impairment of $530,714	647,300
Impairment	(301,912)

Balance at December 31, 2012, net of accumulated impairment of $832,626	$345,388

Trademarks and trade names, which are not subject to amortization, totaled $90.8 million and $108.2 million as of December 31, 2012 and 2011.

Impairment of Goodwill and Trademarks and Trade Names

2012

As of the year ended December 31, 2012, we performed our annual impairment test of goodwill, trademarks and trade names.

We estimated the fair value of our reporting units to which goodwill is allocated using generally accepted valuation methodologies, including market and income based approaches, and relevant data available through and as of December 31, 2012. We used the income based approach to estimate the fair value of our reporting units that had goodwill balances and used the market approach to corroborate these estimates. We considered the market approach from a reasonableness standpoint by comparing the multiples of guideline companies with the implied multiples from the income based approach, and we also considered our market capitalization to assess reasonableness of the income based approach valuations. The key assumptions used in determining the estimated fair value of our reporting units were the terminal growth rates, forecasted cash flows and the discount rates.

As of December 31, 2012 we used an income based valuation approach to separately estimate the fair values of all of our trademarks and trade names and compared those estimates to the respective carrying values. The key assumptions used in determining the estimated fair value of our trademarks and trade names were the terminal growth rates, forecasted revenues, assumed royalty rates and discount rates. Significant judgment was required to select these inputs based on observed market data.

In connection with our annual impairment test as of December 31, 2012, and as a result of lower than expected performance and future cash flows for the Americas reporting unit, we recorded a non-cash impairment charge of $319.5 million during the year ended December 31, 2012, of which $301.9 million was related to the goodwill of the Americas reporting unit and $17.6 million was related to the trademarks and trade names associated with Orbitz and CheapTickets. These charges were included in impairment of goodwill and intangible assets in our consolidated statements of operations.

2011

During the year ended December 31, 2011, we performed our annual impairment test of goodwill and trademark and trade names as of October 1, 2011 and December 31, 2011.

We estimated the fair value of our reporting units to which goodwill is allocated using generally accepted valuation methodologies, including market and income based approaches, and relevant data available through and as of October 1, 2011. We used the income based approach to estimate the fair value of our reporting units that had goodwill balances and used the market approach to corroborate these estimates. We considered the market approach from a reasonableness standpoint by comparing the multiples of guideline companies with the implied multiples from the income based approach, and we also considered our market capitalization to assess reasonableness of the income based approach valuations. The key assumptions used in determining the estimated fair value of our reporting units were the terminal growth rates, forecasted cash flows and the discount rates.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

We used an income based valuation approach to separately estimate the fair values of all of our trademarks and trade names as of October 1, 2011 and compared those estimates to the respective carrying values. The key assumptions used in determining the estimated fair value of our trademarks and trade names were the terminal growth rates, forecasted revenues, assumed royalty rates and discount rates. Significant judgment was required to select these inputs based on observed market data.

In connection with our annual impairment test as of October 1, 2011, and as a result of lower than expected performance and future cash flows for Orbitz and HotelClub, we recorded a non-cash impairment charge of $49.9 million during the year ended December 31, 2011, of which $29.8 million was related to the goodwill of HotelClub and $20.1 million was related to the trademarks and trade names associated with Orbitz and HotelClub. These charges were included in impairment of goodwill and intangible assets in our consolidated statements of operations.

During the year ended December 31, 2011, we changed our annual testing date from October 1 to December 31. In connection with our annual impairment test as of December 31, 2011, which utilized the same approach as our October 1, 2011 analysis, no further impairment was identified.

2010

During the year ended December 31, 2010, we performed our annual impairment test of goodwill and trademark and trade names as of October 1, 2010.

We estimated the fair value of our reporting units to which goodwill is allocated using generally accepted valuation methodologies, including market and income based approaches, as described above, and relevant data available through and as of October 1, 2010. The key assumptions used in determining the estimated fair value of our reporting units were the terminal growth rates, forecasted cash flows and the discount rates.

We used an income based valuation approach to separately estimate the fair values of all of our trademarks and trade names as of October 1, 2010 and compared those estimates to the respective carrying values. The key assumptions used in determining the estimated fair value of our trademarks and trade names were the terminal growth rates, forecasted revenues, assumed royalty rates and the discount rates. Significant judgment was required to select these inputs based on observed market data.

In connection with our annual impairment test and as a result of lower than expected performance and forecasted cash flows for HotelClub and CheapTickets, we recorded a non-cash impairment charge of $70.2 million during the year ended December 31, 2010, of which $41.8 million was related to the goodwill of HotelClub and $28.4 million was related to the trademarks and trade names associated with HotelClub and CheapTickets. These charges were included in impairment of goodwill and intangible assets in our consolidated statements of operations.

Finite-Lived Intangibles

Finite-lived intangible assets consisted of the following:

	December 31, 2012			December 31, 2011
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(in thousands)			(in thousands)
Customer relationships	$—	$—	$—	$8,000	$(5,375)	$2,625
Vendor relationships	5,447	(4,617)	830	5,379	(3,842)	1,537

Total finite-lived intangible assets	$5,447	$(4,617)	$830	$13,379	$(9,217)	$4,162

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

In 2012, we recorded a non-cash impairment charge of $1.6 million related to finite-lived intangible assets. This charge was included in impairment of goodwill and intangible assets in our consolidated statements of operations. There are no significant finite-lived intangible assets remaining.

For the years ended December 31, 2012, 2011 and 2010, we recorded amortization expense related to finite-lived intangible assets in the amount of $1.7 million, $3.5 million and $11.2 million, respectively. These amounts were included in depreciation and amortization expense in our consolidated statements of operations.

The estimated amortization expense related to our finite-lived intangible assets will be $0.7 million and $0.1 million for the years ended December 31, 2013 and 2014, respectively.

5. Accrued Expenses

Accrued expenses consisted of the following:

	December 31, 2012	December 31, 2011
	(in thousands)
Advertising and marketing	$30,530	$26,461
Tax sharing liability (see Note 7)	15,226	20,579
Employee costs	13,026	21,220
Contract exit costs (a)	10,939	10,017
Professional fees	10,425	6,458
Customer service costs	9,906	8,337
Technology costs	7,017	5,406
Customer refunds	5,383	5,328
Customer incentive costs	4,704	2,861
Unfavorable contracts (see Note 8)	3,580	4,440
Airline rebates	3,428	4,534
Other	4,165	5,321

Total accrued expenses	$118,329	$120,962

(a)	In connection with the early termination of an agreement with Trilegiant Corporation (now Affinion Group) in 2007, we accrued termination payments for the period from January 1, 2008 to December 31, 2016. We made termination payments of $0, $0 and $1.1 million during the years ended December 31, 2012, 2011 and 2010 (see Note 9 - Commitments and Contingencies). At December 31, 2012 and 2011, the liability’s carrying value of $11.7 million was included in our consolidated balance sheets, $10.9 million of which was included in accrued expenses and $0.8 million of which was included in other non-current liabilities at December 31, 2012, and $10.0 million of which was included in accrued expenses and $1.7 million of which was included in other non-current liabilities at December 31, 2011. We accreted interest expense of $0, $0.6 million and $1.0 million related to the termination liability for the years ended December 31, 2012, 2011 and 2010.

6. Term Loan and Revolving Credit Facility

On July 25, 2007, we entered into a $685.0 million senior secured credit agreement (the “Credit Agreement”) consisting of a seven-year $600.0 million term loan facility (the “Term Loan”) and a six-year $85.0 million revolving credit facility, which was effectively reduced to a $72.5 million revolving credit facility following the bankruptcy of Lehman Commercial Paper Inc. in October 2008 (the “Revolver”).

Term Loan

The Term Loan bears interest at a variable rate, at our option, of LIBOR plus a margin of 300 basis points or an alternative base rate plus a margin of 200 basis points. The alternative base rate is equal to the higher of the Federal Funds Rate plus one half of 1% and the prime rate. The principal amount of the Term Loan is payable in quarterly installments of $1.3 million, with the final installment (equal to the remaining outstanding balance) due upon maturity in July 2014. In addition, we

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

are required to make an annual prepayment on the Term Loan in the first quarter of each fiscal year in an amount up to 50% of the prior year’s excess cash flow, as defined in the Credit Agreement. Based on our excess cash flow for the year ended December 31, 2011, we made a $32.2 million prepayment on the Term Loan in the first quarter of 2012. Based on our excess cash flow for the year ended December 31, 2012, we are required to make a $24.7 million prepayment on the Term Loan in the first quarter of 2013. Prepayments from excess cash flow are applied, in order of maturity, to the scheduled quarterly Term Loan principal payments. Due to the total excess cash flow payments that we have made, we are not required to make any scheduled principal payments on the Term Loan for the remainder of its term. The non-current balance of $415.3 million is required to be paid in 2014 as part of the prepayment from excess cash flow in the first quarter of 2014 or as the final installment due at maturity in July 2014.

The changes in the Term Loan during the years ended December 31, 2012 and 2011 were as follows:

Amount
(in thousands)
Balance at January 1, 2011 (current and non-current)	$492,021
Prepayment from excess cash flow	(19,808)

Balance at December 31, 2011 (current and non-current)	472,213
Prepayment from excess cash flow	(32,183)

Balance at December 31, 2012 (current and non-current)	$440,030

At December 31, 2012, $100.0 million of the Term Loan had a fixed interest rate as a result of interest rate swaps and $340.0 million had a variable interest rate based on LIBOR, resulting in a blended weighted-average interest rate of 3.32% (see Note 12 - Derivative Financial Instruments). At December 31, 2011, $300.0 million of the Term Loan had a fixed interest rate as a result of interest rate swaps and $172.2 million had a variable interest rate based on LIBOR, resulting in a blended weighted-average interest rate of 3.81%.

On January 26, 2010, pursuant to an Exchange Agreement we entered into with PAR Investment Partners, L.P. (“PAR”), as amended, PAR exchanged $49.6 million aggregate principal amount of the Term Loan for 8,141,402 shares of our common stock. We immediately retired the portion of the Term Loan purchased from PAR in accordance with the Amendment. The fair value of our common shares issued in the exchange was $49.4 million. After taking into account the write-off of unamortized debt issuance costs of $0.4 million and $0.2 million of other miscellaneous fees incurred to purchase this portion of the Term Loan, we recorded a $0.4 million loss on extinguishment of this portion of the Term Loan, which was included in other income in our consolidated statement of operations for the year ended December 31, 2010. Concurrently, pursuant to a Stock Purchase Agreement we entered into with Travelport, Travelport purchased 9,025,271 shares of our common stock for $50.0 million in cash. We incurred $1.1 million of issuance costs associated with these equity investments by PAR and Travelport, which were included in additional paid in capital in our consolidated balance sheet at December 31, 2010.

Revolver

The Revolver provides for borrowings and letters of credit of up to $72.5 million ($42.6 million in U.S. dollars and the equivalent of $29.9 million denominated in Euros and Pounds sterling) and at December 31, 2012 bears interest at a variable rate, at our option, of LIBOR plus a margin of 200 basis points or the alternative base rate plus a margin of 100 basis points. The margin is subject to change based on our total leverage ratio, as defined in the Credit Agreement, with a maximum margin of 250 basis points on LIBOR-based loans and 150 basis points on Alternative Base Rate loans. We incur a commitment fee of 50 basis points on any unused amounts on the Revolver. The Revolver matures in July 2013.

At December 31, 2012 and 2011, there were no outstanding borrowings under the Revolver and the equivalent of $11.2 million and $10.8 million of outstanding letters of credit issued under the Revolver, respectively (see Note 9 - Commitments and Contingencies). The amount of letters of credit issued under the Revolver reduces the amount available for borrowings. Due to the letters of credit issued under the Revolver, we had $61.3 million and $61.7 million of availability at December 31, 2012 and 2011, respectively. Commitment fees on unused amounts under the Revolver were $0.3 million for each of the years ended December 31, 2012, 2011 and 2010.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Credit Agreement Terms

We incurred an aggregate of $5.0 million of debt issuance costs in connection with the Term Loan and Revolver. These costs are being amortized to interest expense over the contractual terms of the Term Loan and Revolver based on the effective-yield method. Amortization of debt issuance costs was $0.6 million, $0.6 million and $0.7 million for the years ended December 31, 2012, 2011 and 2010, respectively.

The Term Loan and Revolver are both secured by substantially all of our domestic subsidiaries’ tangible and intangible assets, including a pledge of 100% of the outstanding capital stock or other equity interests of substantially all of our direct and indirect domestic subsidiaries and 65% of the capital stock or other equity interests of certain of our foreign subsidiaries, subject to certain exceptions. The Term Loan and Revolver are also guaranteed by substantially all of our domestic subsidiaries.

The Credit Agreement contains various customary restrictive covenants that limit our ability to, among other things: incur additional indebtedness or enter into guarantees; enter into sale and leaseback transactions; make investments, loans or acquisitions; grant or incur liens on our assets; sell our assets; engage in mergers, consolidations, liquidations or dissolutions; engage in transactions with affiliates; and make restricted payments.

The Credit Agreement requires us to maintain a minimum fixed charge coverage ratio and not to exceed a maximum total leverage ratio, each as defined in the Credit Agreement. The minimum fixed charge coverage ratio that we are required to maintain for the remainder of the Credit Agreement is 1 to 1. The maximum total leverage ratio that we were required not to exceed was 3.5 to 1 at December 31, 2010 and declined to 3.0 to 1 effective March 31, 2011. As of December 31, 2012, we were in compliance with all financial covenants and conditions of the Credit Agreement.

7. Tax Sharing Liability

We have a liability included in our consolidated balance sheets that relates to a tax sharing agreement between Orbitz and the Founding Airlines. The agreement governs the allocation of tax benefits resulting from a taxable exchange that took place in connection with the Orbitz IPO in December 2003. As a result of this taxable exchange, the Founding Airlines incurred a taxable gain. The taxable exchange caused Orbitz to have additional future tax deductions for depreciation and amortization due to the increased tax basis of its assets. The additional tax deductions for depreciation and amortization may reduce the amount of taxes we are required to pay in future years. For each tax period while the tax sharing agreement is in effect, we are obligated to pay the Founding Airlines a significant percentage of the amount of the tax benefit realized as a result of the taxable exchange. The tax sharing agreement commenced upon consummation of the Orbitz IPO and continues until all tax benefits have been utilized.

As of December 31, 2012, the estimated remaining payments that may be due under this agreement were approximately $123.9 million. We estimated that the net present value of our obligation to pay tax benefits to the Founding Airlines was $86.1 million and $89.0 million at December 31, 2012 and 2011, respectively. This estimate was based upon certain assumptions, including our future taxable income, the tax rate, the timing of tax payments, current and projected market conditions, and the applicable discount rate, all of which we believe are reasonable. These assumptions are inherently uncertain, however, and actual amounts may differ from these estimates.

The changes in the tax sharing liability for the years ended December 31, 2012 and 2011 were as follows:

Amount
(in thousands)
Balance at January 1, 2011 (current and non-current)	$121,358
Accretion of interest expense	13,525
Cash payments	(8,847)
Other (a)	(37,046)

Balance at December 31, 2011 (current and non-current)	88,990
Accretion of interest expense	12,556
Cash payments	(15,408)

Balance at December 31, 2012 (current and non-current)	$86,138

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(a)	At the time of the Blackstone Acquisition, Cendant (now Avis Budget Group, Inc.) indemnified Travelport and us for a portion of the amounts probable of becoming due under the tax sharing agreement (the “Cendant Indemnity”). As a result, we recorded a non-current asset of $37.0 million for this indemnity, which served to offset $37.0 million of the remaining tax sharing liability due to the Founding Airlines. During 2011, we were relieved of $4.6 million of the tax sharing liability due to certain payments made by Avis Budget Group, Inc. to the Founding Airlines. We further reduced each of the non-current asset and the tax sharing liability by $32.4 million due to our determination that no further tax benefit related to the Cendant Indemnity was probable of being realized. The total reduction to other non-current assets of $37.0 million during 2011 had no net impact on our consolidated statements of operations or cash flows for the year ended December 31, 2011.

Based upon the estimated timing of future payments we expect to make, the current portion of the tax sharing liability of $15.2 million and $20.6 million was included in accrued expenses in our consolidated balance sheets at December 31, 2012 and 2011, respectively. The long-term portion of the tax sharing liability of $70.9 million and $68.4 million was reflected as the tax sharing liability in our consolidated balance sheets at December 31, 2012 and 2011, respectively. Our estimated payments under the tax sharing agreement are as follows:

Year	(in thousands)
2013	$15,953
2014	11,007
2015	12,983
2016	17,851
2017	36,417
Thereafter	29,714

Total	$123,925

8. Unfavorable Contracts

In December 2003, we entered into amended and restated airline charter associate agreements (“Charter Associate Agreements”) with the Founding Airlines as well as US Airways (collectively, the “Charter Associate Airlines”). These agreements pertain to our Orbitz business, which was owned by the Founding Airlines at the time we entered into the agreements. Under each Charter Associate Agreement, the Charter Associate Airline has agreed to provide Orbitz with information regarding the airline’s flight schedules, published air fares and seat availability at no charge and with the same frequency and at the same time as this information is provided to the airline’s own website or to a website branded and operated by the airline and any of its alliance partners or to the airline’s internal reservation system. The agreements also provide Orbitz with nondiscriminatory access to seat availability for published fares, as well as marketing and promotional support. Under each agreement, the Charter Associate Airline provides us with agreed upon transaction payments when consumers book air travel on the Charter Associate Airline on Orbitz.com.

Under the Charter Associate Agreements, we must pay a portion of the GDS incentive revenue we earn from Worldspan back to the Charter Associate Airlines in the form of a rebate. The rebate payments are required when airline tickets for travel on a Charter Associate Airline are booked through our Orbitz.com and OrbitzforBusiness.com websites utilizing Worldspan. We also receive in-kind marketing and promotional support from the Charter Associate Airlines under the Charter Associate Agreements.

The rebate structure under the Charter Associate Agreements was considered unfavorable when compared with market conditions at the time of the Blackstone Acquisition. As a result, a net unfavorable contract liability was established on the acquisition date. The amount of this liability was determined based on the discounted cash flows of the expected future rebate payments we would be required to make to the Charter Associate Airlines, net of the fair value of the expected in-kind marketing and promotional support we would receive from the Charter Associate Airlines. The portion of the net unfavorable contract liability related to the expected future rebate payments is amortized as an increase to net revenue, whereas the partially offsetting amount for the expected in-kind marketing and promotional support is amortized as an increase to marketing expense in our consolidated statements of operations, both on a straight-line basis over the remaining estimated contractual term.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The changes in the net unfavorable contract liability for the years ended December 31, 2012 and 2011 were as follows:

Amount
(in thousands)
Balance at January 1, 2011 (current and non-current)	$10,558
Amortization (a)	(1,678)

Balance at December 31, 2011 (current and non-current)	8,880
Amortization (a)	(4,082)
Other (b)	(1,218)

Balance at December 31, 2012 (current)	$3,580

(a)	We recognized net amortization of $4.1 million ($6.7 million was recorded as an increase to net revenue and $2.6 million was recorded as an increase to marketing expense) for the year ended December 31, 2012 and $1.7 million ($7.5 million was recorded as an increase to net revenue and $5.8 million was recorded as an increase to marketing expense) for the year ended December 31, 2011 and $9.2 million ($14.7 million was recorded as an increase to net revenue and $5.5 million was recorded as an increase to marketing expense) for the year ended December 31, 2010.
(b)	For the year ended December 31, 2012, we reduced the unfavorable contract liability by $1.2 million due to the negotiation of a new agreement with one of our airline suppliers, which resulted in the termination of the Charter Associate Agreement with this airline. The $1.2 million reduction in the liability was comprised of a $2.6 million non-cash increase to net revenue and a $1.4 million non-cash charge related to the in-kind marketing and promotional support that we expected to receive under the former agreement. The impairment charge was included in the impairment of property and equipment and other assets line item in our consolidated statement of operations for the year ended December 31, 2012.

The current portion of the liability of $3.6 million and $4.4 million was included in accrued expenses in our consolidated balance sheets at December 31, 2012 and 2011. The Charter Associate Agreements expire December 31, 2013 and the $4.4 million non-current portion of the agreement was reflected as unfavorable contracts in our consolidated balance sheets at December 31, 2011.

9. Commitments and Contingencies

The following table summarizes the timing of our commitments as of December 31, 2012:

	2013	2014	2015	2016	2017	Thereafter	Total
	(in thousands)
Contract exit costs (a)	$11,246	$647	$278	$63	$—	$—	$12,234
Operating leases (b)	$7,045	$5,843	$3,431	$3,112	$2,936	$14,896	$37,263
Travelport GDS contract (c)	34,762	20,000	—	—	—	—	54,762
Other service and licensing contracts	11,996	9,657	—	—	—	—	21,653

Total	$65,049	$36,147	$3,709	$3,175	$2,936	$14,896	$125,912

(a)	Represents disputed costs due to the early termination of an agreement (see Note 5 and Company Litigation section below for further details).
(b)	These operating leases are primarily for facilities and equipment and represent non-cancellable leases. Certain leases contain periodic rent escalation adjustments and renewal options. Our operating leases expire at various dates, with the latest maturing in 2023. For the years ended December 31, 2012, 2011 and 2010, we recorded rent expense in the amount of $6.2 million, $7.4 million and $6.1 million, respectively. As a result of various subleasing arrangements that we have entered into, we are expecting approximately $2.6 million in sublease income through 2015.
(c)	We have an agreement with Travelport to use GDS services provided by both Galileo and Worldspan (the “Travelport GDS Service Agreement”). The Travelport GDS Service Agreement is structured such that we earn incentive revenue for each segment that is processed through the Worldspan and Galileo GDSs (the “Travelport GDSs”). This agreement requires that we process a certain minimum number of segments for our domestic brands through the Travelport GDSs

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

each year. Our domestic brands were required to process a total of 31.4 million segments during the year ended December 31, 2012, 16.0 million segments through Worldspan and 15.4 million segments through Galileo. The required number of segments processed annually for Worldspan is fixed at 16.0 million segments, while the required number of segments for Galileo is subject to adjustment based upon the actual segments processed by our domestic brands in the preceding year. We are required to process approximately 11.8 million segments through Galileo during the year ending December 31, 2013. Our failure to process at least 95% of these segments through the Travelport GDSs would result in a shortfall payment of $1.25 per segment below the required minimum. We are not subject to these minimum volume thresholds to the extent that we process all eligible segments through the Travelport GDS. Historically, we have met the minimum segment requirement for our domestic brands. The table above includes shortfall payments required by the agreement if we do not process any segments through Worldspan during the remainder of the contract term and shortfall payments required if we do not process any segments through Galileo during the year ending December 31, 2013. Because the required number of segments for Galileo adjusts based on the actual segments processed in the preceding year, we are unable to predict shortfall payments that may be required beyond 2013. However, we do not expect to make any shortfall payments for our domestic brands in the foreseeable future.

The Travelport GDS Service Agreement also requires that ebookers use the Travelport GDSs exclusively in certain countries for segments processed through GDSs in Europe. Our failure to process at least 95% of these segments through the Travelport GDSs would result in a shortfall payment of $1.25 per segment for each segment processed through an alternative GDS provider. We failed to meet this minimum segment requirement during each of the years ended December 31, 2011 and 2010 and, as a result, we were required to make shortfall payments of $0.4 million to Travelport related to each of these years. There was not a shortfall for the year ended December 31, 2012. Because the required number of segments to be processed through the Travelport GDSs is dependent on the actual segments processed by ebookers in certain countries in a given year, we are unable to predict shortfall payments that may be required. As a result, the table above excludes any shortfall payments that may be required related to our ebookers brands. If we meet the minimum number of segments, we are not required to make shortfall payments to Travelport (see Note 15 - Related Party Transactions).

In addition to the commitments shown above, we are required to make principal payments on the Term Loan (see Note 6 - Term Loan and Revolving Credit Facility). We also expect to make approximately $123.9 million of payments in connection with the tax sharing agreement with the Founding Airlines (see Note 7 - Tax Sharing Liability). Also excluded from the above table are $4.1 million of liabilities for uncertain tax positions for which the period of settlement is not currently determinable.

Company Litigation

We are involved in various claims, legal proceedings and governmental inquiries related to contract disputes, business practices, intellectual property and other commercial, employment and tax matters.

We are party to various cases brought by consumers and municipalities and other state and local governmental entities in the U.S. involving hotel occupancy or related taxes and our merchant hotel business model. Some of the cases are class actions (some of which have been confirmed on a state-wide basis and some which are purported), and most of the cases were brought simultaneously against other online travel companies, including Expedia, Travelocity and Priceline. The cases allege, among other things, that we violated the jurisdictions’ hotel occupancy tax ordinances. While not identical in their allegations, the cases generally assert similar claims, including violations of local or state occupancy tax ordinances, sales and use tax, violations of consumer protection ordinances, conversion, unjust enrichment, imposition of a constructive trust, demand for a legal or equitable accounting, injunctive relief, declaratory judgment, and in some cases, civil conspiracy. The plaintiffs seek relief in a variety of forms, including: declaratory judgment, full accounting of monies owed, imposition of a constructive trust, compensatory and punitive damages, disgorgement, restitution, interest, penalties and costs, attorneys’ fees, and where a class action has been claimed, an order certifying the action as a class action. An adverse ruling in one or more of these cases could require us to pay tax retroactively and prospectively and possibly pay penalties, interest and fines. The proliferation of additional cases could result in substantial additional defense costs.

We have also been contacted by several municipalities or other taxing bodies concerning our possible obligations with respect to state or local hotel occupancy or related taxes. The following taxing bodies have issued notices to the Company: the Montana Department of Revenue; the Kentucky Department of Revenue; an entity representing 84 cities and 14 counties in Alabama; 43 cities in California; the cities of Paradise Valley and Phoenix, Arizona; North Little Rock and Pine Bluff, Arkansas; Aurora, Broomfield, Colorado Springs, Golden, Greenwood Village, Lakewood, Littleton, Loveland, and Steamboat Springs, Colorado; Columbia and North Charleston, South Carolina; and the counties of Jefferson, Arkansas; Arlington, Texas;

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Brunswick and Stanly, North Carolina; Duval, Florida; Davis, Summit, Salt Lake and Weber, Utah; and Aiken and Jasper, South Carolina. These taxing authorities have not issued assessments, but have requested information to conduct an audit and/or have requested that the Company register to pay local hotel occupancy taxes.

Assessments or declaratory rulings that are administratively final and subject to judicial review have been issued by the cities of Los Angeles, San Francisco and San Diego, California; the city of Denver, Colorado; the counties of Miami-Dade and Broward, Florida; the Indiana Department of Revenue; the Hawaii Department of Taxation; the Wisconsin Department of Revenue, and the Wyoming Department of Revenue. In addition, the following taxing authorities have issued assessments which are subject to further review by the taxing authorities: the Colorado Department of Revenue; the City of Aurora, Colorado; the Maryland Comptroller; the Texas Comptroller; the West Virginia Department of Revenue; the South Carolina Department of Revenue; Lake County, Indiana; the City of Portland, Oregon; and Osceola, Florida. In December 2012, the City of Philadelphia, Pennsylvania withdrew its assessment. The Company disputes that any hotel occupancy or related tax is owed under these ordinances and is challenging the assessments made against the Company. These assessments range from $0.02 million to approximately $58 million, and total approximately $80 million. Some of these assessments, including a $58 million assessment from the Hawaii Department of Taxation, are not based on historical transaction data. If the Company is found to be subject to the hotel occupancy tax ordinance by a taxing authority and appeals the decision in court, certain jurisdictions may attempt to require us to provide financial security or pay the assessment to the municipality in order to challenge the tax assessment in court.

The online travel companies, including Orbitz, have prevailed in the large majority of hotel tax cases that have been decided to date. However, there have been three adverse court decisions against Orbitz and the other online travel companies that, if affirmed, could result in significant liability to the Company. Each of these decisions is addressed below.

First, in July 2011, related to the City of San Antonio hotel occupancy tax case, the United States District Court for the Western District of Texas issued its findings of fact and conclusions of law in which it held the defendant online travel companies, including Orbitz, liable for hotel occupancy taxes on markup, fees, and breakage revenue, and also imposed penalties and interest. The online travel companies asked the court to modify its findings of fact and conclusions of law to conform to the Texas Court of Appeals’ decision in the City of Houston case, which determined that the online travel companies are not liable under an ordinance that is similar to the ones at issue in the San Antonio class action. On January 23, 2013, the Court denied the online travel companies’ motion. We expect the Court to enter judgment shortly. We expect the amount of judgment to be approximately $3.5 million against Orbitz. Orbitz intends to appeal the decision after the Court enters judgment. Because we do not believe a loss is probable given the numerous issues that exist on appeal, we have not accrued any liability related to this case.

Second, in September 2012, the Superior Court of the District of Columbia granted the District’s motion for partial summary judgment and denied the online travel companies’ motion for summary judgment, finding the companies liable for sales tax on hotel reservations dating back to the inception of the merchant model. The Court has not yet determined the amount of damages at issue. Although the Court acknowledged that the District had amended its law in 2011, and that the sales tax law was ambiguous prior to that time, the Court nonetheless found the online travel companies liable for merchant model hotel reservations before that date. Because the Court’s finding of ambiguity is inconsistent with a determination that the online travel companies are liable, we do not believe a loss is probable relating to the pre-amendment case and plan to appeal. Accordingly, we have not accrued any liability relating to the District of Columbia case for the period prior to 2011. Although the Company expects to prevail on this issue, it is possible that we will not prevail, and if that occurs, we estimate that the amount of the judgments the Company would be required to pay could amount to approximately $3.5 million.

Third, in January 2013, the Tax Court of Appeals in Hawaii issued an oral ruling in which it held that the online travel companies are subject to Hawaii’s general excise tax. The Court also determined that the “splitting provision” contained in the Hawaii excise tax statute does not apply to the transactions at issue. That provision limits application of the excise tax only to the amounts that travel agents receive for their services. On February 8, 2013, the court entered an order in which it found that Orbitz is required to pay approximately $16.5 million. The Court has scheduled further proceedings relating to whether penalties will be awarded. Although Orbitz disagrees with the Court’s decision and intends to appeal it, we have established a reserve of $3.5 million in light of the decision. The $3.5 million reserve represents the amounts Orbitz estimates it would owe if the Court had correctly applied the general excise tax splitting provision on merchant reservations. Orbitz has not reserved for the remainder of the ruling because it believes that the general excise tax splitting provision plainly applies to the transactions in question. Although we believe that it is not probable Orbitz ultimately will be liable for more than $3.5 million as a result of the Court’s order, it is possible that Orbitz will not prevail, and if it does not, the amount of any final award against Orbitz could exceed $16.5 million. Under Hawaii law, Orbitz must pay the total amount of any final award to Hawaii prior to appealing the Court’s order. We intend to appeal, and in order to do that, it is likely that we will be required to pay the full amount of the Court’s order by mid-year 2013.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

In an unrelated matter, Trilegiant Corporation filed an action for breach of contract and declaratory judgment in the Supreme Court of New York against us, alleging that we are obligated to make a series of termination payments arising out of a promotion agreement that we terminated in 2007. In 2007, we accrued the present value of the termination payments, and as of December 31, 2012, we had a remaining accrual totaling $11.7 million, which was included within accrued expenses and other long-term liabilities in our consolidated balance sheet; in 2010, in connection with a dispute with Trilegiant, we ceased making termination payments.

On August 20, 2012, a putative consumer class action was filed in the United States District Court for the Northern District of California against hotel chains, and the major online travel companies, including Orbitz. The complaint alleges that hotel chains and several major online travel companies, including Orbitz, have violated the antitrust and consumer protection laws by entering into agreements in which online travel companies agree not to facilitate the reservation of hotel rooms at prices that are less than what the hotel chain offers on its own website. Following the filing of the initial complaint on August 20, 2012, several dozen additional putative consumer class action complaints have been filed in federal courts across the country. We expect that these cases will be consolidated in a single forum later this year. We cannot estimate a range of our potential loss if we do not prevail in this litigation.

We believe that we have meritorious defenses, and we are vigorously defending against these claims, proceedings and inquiries. At December 31, 2012 and 2011, we had a $5.2 million and $0.9 million accrual related to various legal proceedings, respectively. Litigation is inherently unpredictable and, although we believe we have valid defenses in these matters, unfavorable resolutions could occur. We cannot estimate our aggregate range of loss in the cases for which we have not recorded an accrual, except to the extent taxing authorities have issued assessments against us. Although we believe it is unlikely that an adverse outcome will result from these proceedings, an adverse outcome could be material to us with respect to earnings or cash flows in any given reporting period.

During the years ended December 31, 2012, 2011 and 2010, we recorded a reduction to selling, general and administrative expense of $5.0 million, $2.5 million and $6.3 million in our consolidated statements of operations related to insurance reimbursements received for costs incurred to defend the hotel occupancy tax cases. We will not receive any additional insurance reimbursements in future periods as our related insurance coverage has now been exhausted.

Surety Bonds and Bank Guarantees

In the ordinary course of business, we obtain surety bonds and bank guarantees, to secure performance of certain of our obligations to third parties. At December 31, 2012 and 2011, there were $3.6 million and $3.2 million of surety bonds outstanding, respectively, of which $3.1 million and $2.7 million were secured by letters of credit, respectively. At December 31, 2012 and 2011, there were $9.4 million and $1.6 million of bank guarantees outstanding. All bank guarantees were secured by restricted cash at December 31, 2012 and 2011.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Financing Arrangements

We are required to issue letters of credit to support certain suppliers, commercial agreements, leases and non-U.S. regulatory and governmental agencies primarily to satisfy consumer protection requirements. The majority of these letters of credit were issued by Travelport on our behalf under the terms of the Separation Agreement, as amended (the “Separation Agreement”), entered into in connection with the IPO. Travelport is obligated to issue letters of credit on our behalf in an aggregate amount not to exceed $75.0 million (denominated in U.S. dollars) so long as Travelport and its affiliates (as defined in the Separation Agreement) own at least 50% of our voting stock. At December 31, 2012 and 2011, there were $72.5 million and $74.2 million, respectively, of outstanding letters of credit issued by Travelport on our behalf.

Travelport charges us fees for issuing, renewing or extending letters of credit on our behalf. In February 2012, we made a one-time payment to Travelport of $3.0 million related to fees associated with an amendment to the Travelport credit facility, entered into during 2011, under which Travelport issues letters of credit on our behalf. This payment is subject to a refund provision through September 30, 2013 if Travelport is no longer obligated to provide letters of credit on our behalf or if we obtain our own letter of credit facility. We are recognizing the $3.0 million payment to Travelport over the term of its underlying credit facility, or approximately two and a half years. The expenses related to these fees are included in interest expense in our consolidated statements of operations.

At December 31, 2012 and 2011, there were the equivalent of $11.2 million and $10.8 million, respectively, of outstanding letters of credit issued under the Revolver, which were denominated in multiple currencies (see Note 6 - Term Loan and Revolving Credit Facility).

During 2012, we secured a new multi-currency letter of credit facility (the “Facility”) that terminates in September 2015. The Facility provides for the issuance of letters of credit up to $25.0 million. We pay fees of 25 basis points on outstanding letters of credit and incur a commitment fee of 37.5 basis points on any unused amounts of the Facility. The Facility requires cash to be held in a collateral account in an unrestricted subsidiary equal to 1.03 times the outstanding letters of credit amount plus fees. As of December 31, 2012, we had $12.8 million of outstanding letters of credit issued under the Facility which were denominated in multiple currencies.

At December 31, 2012 and 2011, there were a total of $96.5 million and $85.0 million of outstanding letters of credit issued under our various arrangements. Total letter of credit fees were $7.0 million, $5.8 million and $4.1 million for the years ended December 31, 2012, 2011 and 2010, respectively.

10. Income Taxes

Pre-tax income/(loss) for U.S. and non-U.S. operations consisted of the following:

	Years Ended December 31,
	2012	2011	2010
	(in thousands)
U.S.	$(277,375)	$22,129	$37,723
Non-U.S.	(21,190)	(57,355)	(93,579)

Loss before income taxes	$(298,565)	$(35,226)	$(55,856)

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The provision/(benefit) for income taxes consisted of the following:

	Years Ended December 31,
	2012	2011	2010
	(in thousands)
Current
U.S. federal and state	$(95)	$(13)	$93
Non-U.S.	2,399	1,334	794

Total current	2,304	1,321	887
Deferred
U.S. federal and state	253	(347)	—
Non-U.S.	616	1,077	1,494

Total deferred	869	730	1,494

Provision for income taxes	$3,173	$2,051	$2,381

As of December 31, 2012 and 2011, our U.S. federal, state and foreign income taxes receivable/(payable) was $(0.7) million and $0.4 million, respectively.

The provisions for income taxes for the years ended December 31, 2012, 2011 and 2010 were due primarily to taxes on the net income of certain European-based subsidiaries that had not established a valuation allowance and U.S. state and local income taxes. We are required to assess whether valuation allowances should be established against our deferred tax assets based on the consideration of all available evidence using a “more likely than not” standard on each tax jurisdiction basis. We assessed the available positive and negative evidence to estimate if sufficient future taxable income would be generated to utilize the existing deferred tax assets.

We currently have a valuation allowance for our deferred tax assets of $296.8 million, of which $183.8 million relates to U.S. jurisdictions. As of December 31, 2012, we maintained full valuation allowances in all jurisdictions that had previously established a valuation allowance. We will continue to assess the level of the valuation allowance required; if sufficient positive evidence exists in future periods to support a release of some or all of the valuation allowance, such a release would likely have a material impact on our results of operations. With respect to the valuation allowance established against our non-U.S.-based deferred tax assets, a significant piece of objective negative evidence evaluated in our determination was cumulative losses incurred over the three-year period ended December 31, 2012. This objective evidence limited our ability to consider other subjective evidence such as future income projections. With respect to the valuation allowance established against our U.S.-based deferred tax assets, the lack of a sustained trend of profitability along with other subjective factors outweighed the available positive evidence at the present time. Due to expected continued improvement in the U.S. operations, management believes a possibility exists that, within the next year, sufficient positive evidence may become available to reach a conclusion that a significant portion of the U.S. valuation allowance will no longer be needed.

The tax provisions recorded for the years ended December 31, 2012, 2011 and 2010 were disproportionate to the amount of pre-tax net loss incurred during each respective period primarily because we were not able to realize any tax benefits on the goodwill and trademark and trade names impairment charges recorded during each of those years.

Our effective income tax rate differs from the U.S. federal statutory rate as follows:

	Years Ended December 31,
	2012	2011	2010
Federal statutory rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal benefit	0.0	(1.8)	(1.0)
Taxes on non-U.S. operations at differing rates	(0.4)	(4.7)	(5.4)
Change in valuation allowance	0.2	(4.7)	(6.0)
Goodwill impairment charges	(35.4)	(29.6)	(25.9)
Reserve for uncertain tax positions	0.0	0.4	(0.1)
Other	(0.5)	(0.4)	(0.9)

Effective income tax rate	(1.1)%	(5.8)%	(4.3)%

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Current and non-current deferred income tax assets and liabilities in various jurisdictions are comprised of the following:

	December 31, 2012	December 31, 2011
	(in thousands)
Current deferred income tax assets/(liabilities):
Accrued liabilities and deferred income	$4,233	$3,916
Provision for bad debts	179	91
Prepaid expenses	(1,860)	(1,652)
Tax sharing liability	5,529	7,473
Change in reserve accounts	4,084	3,637
Other	(404)	(404)
Valuation allowance	(11,774)	(13,058)

Current net deferred income tax assets (a)	$(13)	$3

Non-current deferred income tax assets/(liabilities):
U.S. net operating loss carryforwards	$46,749	$46,883
Non-U.S. net operating loss carryforwards	98,437	98,695
Accrued liabilities and deferred income	5,811	2,986
Depreciation and amortization	99,508	104,764
Tax sharing liability	25,750	24,842
Change in reserve accounts	—	1,612
Other	15,552	13,331
Valuation allowance	(285,034)	(285,802)

Non-current net deferred income tax assets	$6,773	$7,311

(a)	The current portion of the deferred income tax asset at December 31, 2012 and 2011 is included in other current assets in our consolidated balance sheets.

The net deferred tax assets at December 31, 2012 and 2011 amounted to $6.8 million and $7.3 million, respectively. These net deferred tax assets relate to temporary tax to book differences in non-U.S. jurisdictions, the realization of which is, in management’s judgment, more likely than not. We have assessed, based on experience with relevant taxing authorities, our expectations of future taxable income, carry-forward periods available and other relevant factors, that we will be more likely than not to recognize these deferred tax assets.

As of December 31, 2012 and 2011, we had established valuation allowances against the majority of our deferred tax assets. As a result, any changes in our gross deferred tax assets and liabilities during the years ended December 31, 2012 and 2011 were largely offset by corresponding changes in our valuation allowances, resulting in a decrease in our net deferred tax assets of $0.5 million and $0.9 million, respectively.

As of December 31, 2012, we had U.S. federal and state net operating loss carry-forwards of approximately $122.4 million and $94.4 million, respectively, which expire between 2021 and 2031. In addition, we had $404.6 million of non-U.S. net operating loss carry-forwards, most of which do not expire. Additionally, we had $6.1 million of U.S. federal and state income tax credit carry-forwards which expire between 2027 and 2032 and $1.1 million of U.S. federal income tax credits which have no expiration date. No provision has been made for U.S. federal or non-U.S. deferred income taxes on approximately $20.1 million of accumulated and undistributed earnings of foreign subsidiaries at December 31, 2012. A provision has not been established because it is our present intention to reinvest the undistributed earnings indefinitely in those foreign operations. The determination of the amount of unrecognized U.S. federal or non-U.S. deferred income tax liabilities for unremitted earnings at December 31, 2012 is not practicable.

We have established a liability for unrecognized tax benefits that management believes to be adequate. Once established, unrecognized tax benefits are adjusted if more accurate information becomes available, or a change in circumstance or an event occurs necessitating a change to the liability. Given the inherent complexities of the business and that we are subject to taxation in a substantial number of jurisdictions, we routinely assess the likelihood of additional assessment in each of the taxing jurisdictions.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The table below shows the changes in the liability for unrecognized tax benefits during the years ended December 31, 2012, 2011 and 2010:

	Years Ended December 31,
	2012	2011	2010
	(in thousands)
Balance at January 1,	$3,429	$3,796	$4,910
Increase as a result of tax positions taken during the prior year	952	—	—
Decrease as a result of tax positions taken during the prior year	(285)	(367)	(1,140)
Impact of foreign currency translation	10	—	26

Balance at December 31,	$4,106	$3,429	$3,796

The total amount of unrecognized benefits that, if recognized, would affect our effective tax rate was $0.9 million, $0.7 million and $1.0 million at December 31, 2012, 2011 and 2010. During the next twelve months, we anticipate a reduction to this liability due to the lapsing of statutes of limitations of approximately $0.5 million, all of which would affect our effective tax rate.

We recognize interest and penalties related to unrecognized tax benefits in income tax expense. We recognized interest and penalties of $0, $0.2 million and $0.1 million during the years ended December 31, 2012, 2011 and 2010, respectively. Accrued interest and penalties were $0.6 million and $0.9 million at December 31, 2012 and 2011, respectively.

We file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. A number of years may elapse before an uncertain tax position, for which we have unrecognized tax benefits, is audited and finally resolved. We adjust these unrecognized tax benefits, as well as the related interest and penalties, in light of changing facts and circumstances. Settlement of any particular position could require the use of cash. Favorable resolution could result in a reduction to our effective income tax rate in the period of resolution.

The number of years with open tax audits varies depending on the tax jurisdiction. Our major taxing jurisdictions include the United States (federal and state), the United Kingdom (federal) and Australia (federal). With limited exceptions, we are no longer subject to income tax examinations by tax authorities for years before 2008.

With respect to periods prior to the Blackstone Acquisition, we are only required to take into account income tax returns for which we or one of our subsidiaries is the primary taxpaying entity, namely separate state returns and non-U.S. returns. Uncertain tax positions related to U.S. federal and state combined and unitary income tax returns filed are only applicable in the post-acquisition accounting period. We and our domestic subsidiaries currently file a consolidated income tax return for U.S. federal income tax purposes.

11. Equity-Based Compensation

We issue share-based awards under the Orbitz Worldwide, Inc. 2007 Equity and Incentive Plan, as amended (the “Plan”). The Plan provides for the grant of equity-based awards, including restricted stock, restricted stock units, stock options, stock appreciation rights and other equity-based awards to our directors, officers and other employees, advisors and consultants who are selected by the Compensation Committee of the Board of Directors for participation in the Plan. At our Annual Meeting of Shareholders on June 12, 2012, our shareholders approved an amendment to the Plan, increasing the total number of shares of our common stock available for issuance under the Plan from 21,100,000 shares to 24,100,000 shares, subject to adjustment as provided by the Plan. As of December 31, 2012, 8,111,408 shares were available for future issuance under the plan.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Restricted Stock Units

The table below summarizes activity regarding unvested restricted stock units under the Plan during the year ended December 31, 2012:

	Restricted Stock Units	Weighted-Average Grant Date Fair Value (per share)
Unvested at January 1, 2012	4,455,507	$2.96
Granted	2,414,000	$3.31
Vested (a)	(1,486,599)	$2.95
Forfeited	(822,372)	$3.56

Unvested at December 31, 2012	4,560,536	$3.04

(a)	We issued 991,942 shares of common stock in connection with the vesting of restricted stock units during the year ended December 31, 2012, which is net of the number of shares retained (but not issued) by us in satisfaction of minimum tax withholding obligations associated with the vesting.

The fair value of restricted stock units that vested during the years ended December 31, 2012, 2011 and 2010 was $4.4 million, $5.0 million and $14.0 million, respectively. The weighted-average grant date fair value of restricted stock units granted during the years ended December 31, 2012, 2011 and 2010 was $3.31, $2.66 and $5.01 per unit, respectively. The fair value of restricted stock units on the date of grant is amortized on a straight-line basis over the requisite service period of four years.

Performance-Based Restricted Stock Units

The table below summarizes activity regarding unvested performance-based restricted stock units (“PSUs”) under the Plan during the year ended December 31, 2012:

	Performance-Based Restricted Stock Units	Weighted-Average Grant Date Fair Value (per share)
Unvested at January 1, 2012	1,065,250	$2.95
Granted	1,425,000	$2.40
Vested	(269,250)	$3.15
Forfeited	(158,750)	$2.65

Unvested at December 31, 2012	2,062,250	$2.57

We granted 1,425,000 PSUs in June 2012 with a fair value per share of $3.65 to certain of our executive officers. The PSUs were subject to the satisfaction of a performance condition that the Company’s net revenue for fiscal year 2012 equal or exceed a certain threshold. In December 2012, the Compensation Committee modified the performance condition such that the established net revenue threshold can be achieved over any trailing twelve month period ending on or prior to December 31, 2013, or each PSU will be forfeited. If this performance condition is met, the PSUs will vest 25% on each anniversary of the original grant date. This change in the performance condition required the fair value of the PSUs to be revalued as of the date of modification to $2.40 per share. As of December 31, 2012, we expect that the performance condition will be satisfied, and as such, the fair value of the PSUs is being amortized over the requisite service period of each vesting tranche.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Stock Options

The table below summarizes the stock option activity under the Plan during the year ended December 31, 2012:

	Shares	Weighted-Average Exercise Price (per share)	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2012	3,274,156	$5.15
Forfeited	(232,638)	$5.49
Cancelled	(317,265)	$6.34

Outstanding at December 31, 2012	2,724,253	$4.98	3.6	$—

Exercisable at December 31, 2012	2,328,669	$5.00	3.5	$—

The exercise price of stock options granted under the Plan is equal to the fair market value of the underlying stock on the date of grant. Stock options generally expire seven to ten years from the grant date. Stock options vest annually over a four-year period, or vest over a four-year period, with 25% of the awards vesting after one year and the remaining awards vesting on a monthly basis thereafter. The fair value of stock options on the date of grant is amortized on a straight-line basis over the requisite service period. There were no stock options granted in 2012.

The fair value of stock options granted under the Plan is estimated on the date of grant using the Black-Scholes option-pricing model. The weighted-average assumptions for stock options granted during the years ended December 31, 2011 and 2010 are outlined in the following table. Expected volatility is based on implied volatilities for publicly traded options and historical volatility for comparable companies over the estimated expected life of the stock options. The expected life represents the period of time the stock options are expected to be outstanding and is based on the “simplified method.” We use the “simplified method” due to the lack of sufficient historical exercise data to provide a reasonable basis upon which to otherwise estimate the expected life of the stock options. The risk-free interest rate is based on yields on U.S. Treasury strips with a maturity similar to the estimated expected life of the stock options.

The fair value of the stock options and assumptions used are as follows:

	Years Ended December 31,
Assumptions:	2011	2010
Dividend yield (a)	—	—
Expected volatility	39%	42%
Expected life (in years)	4.75	4.69
Risk-free interest rate	2.07%	2.09%
Weighted-average grant date fair value per share	$1.98	$1.88

(a)	Our dividend yield is estimated to be zero since we did not declare or pay any cash dividends on our common stock and we do not intend to in the foreseeable future.

During the years ended December 31, 2012, 2011 and 2010, the total fair value of options that vested during the period was $1.3 million, $3.0 million and $2.2 million, respectively. In addition, the intrinsic value of options exercised was $0 for each of the years ended December 31, 2012, 2011 and 2010.

Non-Employee Directors Deferred Compensation Plan

We have a deferred compensation plan that enables our non-employee directors to defer the receipt of certain compensation earned in their capacity as non-employee directors. Eligible directors may elect to defer up to 100% of their annual retainer fees (which are paid by us on a quarterly basis). In addition, 100% of the annual equity grant payable to non-employee directors is deferred under the Plan.

We grant deferred stock units (“DSUs”) to each participating director on the date that the deferred fees would have otherwise been paid to the director. The DSUs are issued as restricted stock units under the Plan and are immediately vested

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

and non-forfeitable. The DSUs entitle the non-employee director to receive one share of our common stock for each deferred stock unit following the director’s retirement or termination of service from the Board of Directors. For all awards granted prior to 2011, the DSUs are distributed 200 days immediately following such termination date and for all awards granted in 2011 or later, the DSUs are distributed immediately. The entire grant date fair value of deferred stock units is expensed on the date of grant.

The table below summarizes the deferred stock unit activity under the Plan during the year ended December 31, 2012:

	Deferred Stock Units	Weighted-Average Grant Date Fair Value (per share)
Outstanding at January 1, 2012	1,004,273	$3.90
Granted	325,958	$3.47
Distributed	(146,594)	$4.49

Outstanding at December 31, 2012	1,183,637	$3.71

The weighted-average grant date fair value for deferred stock units granted during the years ended December 31, 2012, 2011 and 2010 was $3.47, $2.89 and $5.06, respectively.

Compensation Expense

We recognized total equity-based compensation expense of $7.6 million, $8.5 million and $12.5 million for the years ended December 31, 2012, 2011 and 2010, respectively, none of which has provided us with a tax benefit. As of December 31, 2012, a total of $13.8 million of unrecognized compensation costs related to unvested restricted stock units, unvested stock options and unvested PSUs are expected to be recognized over the remaining weighted-average period of 2.8 years.

During the year ended December 31, 2011, we began using historical share forfeitures rather than historical employee turnover to estimate future share forfeitures, which did not have a significant impact on equity-based compensation expense or on unrecognized compensation costs related to unvested awards in 2011.

12. Derivative Financial Instruments

Interest Rate Hedges

At December 31, 2012, we had the following interest rate swap outstanding that effectively converted $100.0 million of the Term Loan from a variable to a fixed interest rate. We pay a fixed interest rate on the swap and in exchange receive a variable interest rate based on the one-month LIBOR.

Notional Amount	Effective Date	Maturity Date	Fixed Interest Rate Paid	Variable Interest Rate Received
$100.0 million	July 29, 2011	July 31, 2013	0.68%	One-month LIBOR

The following interest rate swaps matured in January 2012:

Notional Amount	Effective Date	Maturity Date	Fixed Interest Rate Paid	Variable Interest Rate Received
$100.0 million	January 29, 2010	January 31, 2012	1.15%	One-month LIBOR
$100.0 million	January 29, 2010	January 31, 2012	1.21%	Three-month LIBOR

The objective of entering into our interest rate swaps is to protect against volatility of future cash flows and effectively hedge a portion of the variable interest payments on the Term Loan. We determined that these designated hedging instruments qualify for cash flow hedge accounting treatment. Our interest rate swaps are the only derivative financial instruments that we have designated as hedging instruments.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The interest rate swaps were reflected in our consolidated balance sheets at market value. The corresponding market adjustment was recorded to accumulated other comprehensive income/(loss) (“OCI”). The following table shows the fair value of our interest rate swaps:

		Fair Value Measurements as of
	Balance Sheet Location	December 31, 2012	December 31, 2011
		(in thousands)
Interest rate swaps	Other current liabilities	$276	$275
Interest rate swaps	Other non-current liabilities	$—	$311

The following table shows the market adjustments recorded during the years ended December 31, 2012, 2011 and 2010:

	Gain in Other Comprehensive Income/(Loss)			(Loss) Reclassified from Accumulated OCI into Interest Expense (Effective Portion)			Gain/(Loss) Recognized in Income (Ineffective Portion and the Amount Excluded from Effectiveness Testing)
	2012	2011	2010	2012	2011	2010	2012	2011	2010
	(in thousands)
Interest rate swaps	$311	$2,329	$2,419	$(561)	$(3,328)	$(6,758)	$—	$—	$—

The amount of loss recorded in accumulated other comprehensive income/(loss) at December 31, 2012 that is expected to be reclassified to interest expense in the next twelve months if interest rates remain unchanged is approximately $0.3 million after-tax.

Foreign Currency Hedges

We enter into foreign currency contracts to manage our exposure to changes in the foreign currency associated with foreign currency receivables, payables, intercompany transactions and borrowings, if any, under the Revolver. We primarily hedge our foreign currency exposure to the Pound sterling and the Australian dollar. As of December 31, 2012, we had foreign currency contracts outstanding with a total net notional amount of $320.6 million, almost all of which matured in January 2013. The foreign currency contracts do not qualify for hedge accounting treatment; accordingly, changes in the fair value of the foreign currency contracts are reflected in net loss as a component of selling, general and administrative expense in our consolidated statements of operations.

The following table shows the fair value of our foreign currency hedges:

		Fair Value Measurements as of
	Balance Sheet Location	December 31, 2012	December 31, 2011
		(in thousands)
Asset Derivatives:
Foreign currency hedges	Other current assets	$—	$991
Liability Derivatives:
Foreign currency hedges	Other current liabilities	$2,396	$495

The following table shows the changes in the fair value of our foreign currency contracts which were recorded as a loss in selling, general and administrative expense:

	Years Ended December 31,
	2012	2011	2010
	(in thousands)
Foreign currency hedges (a)	$(11,385)	$(2,420)	$(1,353)

(a)	We recorded transaction gains/(losses) associated with the re-measurement and settlement of our foreign denominated assets and liabilities of $6.7 million, $(3.0) million and $(3.7) million for the years ended December 31, 2012, 2011 and 2010, respectively. These transaction gains and losses were included in selling, general and administrative expense in our consolidated statements of operations. The net impact of these transaction gains and losses, together with the losses incurred on our foreign currency hedges, were losses of $4.7 million, $5.4 million and $5.1 million for the years ended December 31, 2012, 2011 and 2010, respectively.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

13. Employee Benefit Plans

We sponsor a defined contribution savings plan for employees in the United States that provides certain of our eligible employees an opportunity to accumulate funds for retirement. HotelClub and ebookers sponsor similar defined contribution savings plans. After employees have attained one year of service, we match the contributions of participating employees on the basis specified by the plans, up to a maximum of 3% of participant compensation. We recorded total expense related to these plans in the amount of $4.8 million, $5.3 million and $4.9 million for the years ended December 31, 2012, 2011 and 2010, respectively.

14. Net loss per Share

We calculate basic net loss per share by dividing the net loss for the period by the weighted-average number of shares outstanding during the period. The weighted-average number of shares includes common shares outstanding and deferred stock units, which are immediately vested and non-forfeitable.

The following equity awards were not included in the diluted net loss per share calculation because they would have had an antidilutive effect due to a net loss for each period:

	Years Ended December 31,
Antidilutive Equity Awards	2012	2011	2010
Stock options	3,009,654	3,274,156	3,738,833
Restricted stock units	4,379,665	4,455,507	4,233,590
Performance-based restricted stock units	907,616	1,065,250	561,108

Total	8,296,935	8,794,913	8,533,531

15. Related Party Transactions

Related Party Transactions with Travelport and its Subsidiaries

We had amounts due from Travelport of $5.6 million and $3.9 million at December 31, 2012 and 2011, respectively. Amounts due to or from Travelport are generally settled on a net basis.

The following table summarizes the related party transactions with Travelport and its subsidiaries, reflected in our consolidated statements of operations:

	Years Ended December 31,
	2012	2011	2010
	(in thousands)
Net revenue (a) (b)	$98,113	$110,302	$117,619
Cost of revenue	250	619	477
Selling, general and administrative expense	260	875	486
Interest expense (c)	6,706	5,595	4,016

(a)	Net revenue includes incentive revenue for segments processed through Galileo and Worldspan. This incentive revenue accounted for more than 10% of our total net revenue (see “GDS Service Agreement” section below).
(b)	Net revenue includes amounts recognized under our GDS services agreement and bookings sourced through Donvand Limited and OctopusTravel Group Limited (doing business as Gullivers Travel Associates, “GTA”) through March 31, 2011; as of the end of the second quarter of 2011, GTA was no longer a related party. In addition, net revenue for the year ended December 31, 2011 and December 31, 2010 includes incremental GDS incentive revenue recognized from December 22, 2010 through June 1, 2011 under the Letter Agreement with Travelport (see “Letter Agreement” section below).

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(c)	Interest expense relates to letters of credit issued on our behalf by Travelport (see Note 9 - Commitments and Contingencies).

Stock Purchase Agreement

On January 26, 2010, Travelport purchased 9,025,271 shares of our common stock for $50.0 million in cash (see Note 6 - Term Loan and Revolving Credit Facility).

Separation Agreement

We entered into a Separation Agreement with Travelport at the time of the IPO. This agreement, as amended, provided the general terms for the separation of our respective businesses. When we were a wholly-owned subsidiary of Travelport, Travelport provided guarantees, letters of credit and surety bonds on our behalf under our commercial agreements and leases and for the benefit of regulatory agencies. Under the Separation Agreement, we were required to use commercially reasonable efforts to have Travelport released from any then outstanding guarantees and surety bonds. As a result, Travelport no longer provides surety bonds on our behalf or guarantees in connection with commercial agreements or leases entered into or replaced by us subsequent to the IPO. Our ability to pay dividends may require the prior consent of Travelport.

Master License Agreement

We entered into a Master License Agreement with Travelport at the time of the IPO. Pursuant to this agreement, Travelport licenses certain of our intellectual property and pays us fees for related maintenance and support services. The licenses include our supplier link technology; portions of ebookers’ booking, search and vacation package technologies; certain of our products and online booking tools for corporate travel; portions of our private label vacation package technology; and our extranet supplier connectivity functionality.

The Master License Agreement granted us the right to use a corporate online booking product developed by Travelport. We have entered into a value added reseller license with Travelport for this product.

GDS Service Agreement

In connection with the IPO, we entered into the Travelport GDS Service Agreement, which expires on December 31, 2014. The Travelport GDS Service Agreement is structured such that we earn incentive revenue for each air, car and hotel segment that is processed through the Travelport GDSs. This agreement requires that we process a certain minimum number of segments for our domestic brands through the Travelport GDSs each year. Our domestic brands were required to process a total of 31.4 million, 32.8 million and 33.7 million segments through the Travelport GDSs during the years ended December 31, 2012, 2011 and 2010, respectively. Of the required number of segments, 16.0 million segments were required to be processed each year through Worldspan, and 15.4 million, 16.8 million and 17.7 million segments were required to be processed through Galileo during the years ended December 31, 2012, 2011 and 2010, respectively. The required number of segments processed in future years for Worldspan is fixed at 16.0 million segments, while the required number of segments for Galileo is subject to adjustment based upon the actual segments processed by our domestic brands in the preceding year. Our failure to process at least 95% of these segments through the Travelport GDSs would result in a shortfall payment of $1.25 per segment below the required minimum. We are not subject to these minimum volume thresholds to the extent that we process all eligible segments through the Travelport GDS. No payments were made to Travelport related to the minimum segment requirement for our domestic brands for the years ended December 31, 2012, 2011 and 2010.

The Travelport GDS Service Agreement also requires that ebookers use the Travelport GDSs exclusively in certain countries for segments processed through GDSs in Europe. Our failure to process at least 95% of these segments through the Travelport GDSs would result in a shortfall payment of $1.25 per segment for each segment processed through an alternative GDS provider. We failed to meet this minimum segment requirement during each of the years ended December 31, 2011 and 2010, and as a result, we were required to make shortfall payments of $0.4 million to Travelport related to each of these years. There was not a shortfall for the year ended December 31, 2012.

Hotel Sourcing and Franchise Agreement

We entered into a Master Supply and Services Agreement (the “GTA Agreement”) with GTA, a wholly-owned subsidiary of Travelport, which became effective on January 1, 2008. Under the GTA Agreement, we pay GTA a contract rate for hotel and

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

destination services inventory it makes available to us for booking on our websites. The contract rate exceeds the prices at which suppliers make their inventory available to GTA for distribution and is based on a percentage of the rates GTA makes such inventory available to its other customers. We are also subject to additional fees if we exceed certain specified booking levels. The initial term of the GTA Agreement expired on December 31, 2010. GTA was no longer a related party as of December 31, 2011.

Corporate Travel Agreement

We provide corporate travel management services to Travelport and its subsidiaries. We believe that this agreement was executed on terms comparable to those of unrelated third parties.

Letter Agreement

In February 2011, we entered into a Letter Agreement with Travelport, which was amended in March 2011 (the “Letter Agreement”). The Letter Agreement amended and clarified certain terms set forth in agreements that we had previously entered into with Travelport and provided certain benefits to us so long as certain conditions were met.

The Letter Agreement contained a provision relating to the absence of ticketing authority on AA. Under this agreement, our segment incentives payable from Travelport under the parties’ Travelport GDS Service Agreement were increased effective December 22, 2010 until the earliest of August 31, 2011, the reinstatement of ticketing authority by AA for our Orbitz.com website, the consummation of a direct connect relationship with AA, or the determination by our Audit Committee of the Board of Directors (the “Audit Committee”) that we were engaged in a discussion with AA that is reasonably likely to result in a direct connect relationship between us and AA. In late 2010, we and AA were unable to agree to terms under which AA tickets would be marketed and distributed to our customers and thus the offering of AA tickets on the Orbitz.com and Orbitz for Business websites was discontinued. Pursuant to a court order in June 2011, AA restored its content to our sites. This ruling resulted in the expiration on June 1, 2011 of the increased segment incentives payable from Travelport pursuant to the Letter Agreement. We resumed offering AA tickets on our sites and have continued to do so pursuant to a series of agreements between us and AA that ran through January 15, 2013. Since that date, we have continued to market and distribute AA tickets on our websites, but if we cannot reach another formal agreement with AA, the offering of AA tickets to our customers might cease again.

The Letter Agreement also contained an amendment to the Travelport GDS Service Agreement. This amendment established a higher threshold at which potential decreases in Travelport’s segment incentive payments to us could take effect and reduced the percentage impact of the potential decreases. We are entitled to receive these benefits as long as our Audit Committee does not determine that we are engaged in a discussion with any airline that is reasonably likely to result in a direct connect relationship and we have not consummated a direct connect relationship with any airline.

The Letter Agreement also clarified that we were permitted to proceed with an arrangement with ITA that provides for our use of ITA’s airfare search solution after December 31, 2011. In addition, we agreed to the circumstances under which we will use
e-Pricing for searches on our websites through December 31, 2014.

Related Party Transactions with Other Affiliates of Blackstone

In the course of conducting business, we have entered into various agreements with other affiliates of Blackstone. For example, we have agreements with certain hotel management companies that are affiliates of Blackstone and that provide us with access to their inventory. We also purchase services from certain Blackstone affiliates such as telecommunications and advertising. In addition, various Blackstone affiliates utilize our partner marketing programs and corporate travel services. We believe that these agreements have been executed on terms comparable to those available from unrelated third parties.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The following table summarizes the related party balances with other affiliates of Blackstone, reflected in our consolidated balance sheets:

	December 31, 2012	December 31, 2011
	(in thousands)
Accounts receivable	$332	$374
Accounts payable	315	4,647
Accrued merchant payable	2,491	6,022
Accrued expenses	30	—

The following table summarizes the related party transactions with other affiliates of Blackstone, reflected in our consolidated statements of operations:

	Years Ended December 31,
	2012	2011	2010
	(in thousands)
Net revenue	$13,348	$23,966	$22,098
Cost of revenue	—	15,144	30,166
Selling, general and administrative expense	760	2,354	2,913
Marketing expense	—	70	54

16. Fair Value Measurements

The following table shows the fair value of our assets and liabilities that are required to be measured at fair value on a recurring basis as of December 31, 2012 and 2011, which are classified as cash and cash equivalents, other current assets, other current liabilities and other non-current liabilities in our consolidated balance sheets.

	Fair Value Measurements as of
	December 31, 2012				December 31, 2011
	Total	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	(in thousands)				(in thousands)
Assets:
Money market funds	$—	$—	$—	$—	$36,002	$36,002	$—	$—
Foreign currency hedges	$—	$—	$—	$—	$991	$991	$—	$—

Liabilities:
Foreign currency hedges	$2,396	$2,396	$—	$—	$495	$495	$—	$—
Interest rate swaps	$276	$—	$276	$—	$586	$—	$586	$—

We value our foreign currency hedges based on the difference between the foreign currency contract rate and widely available foreign currency rates as of the measurement date. Our foreign currency hedges are short-term in nature, generally maturing within 30 days. We value our interest rate swaps using valuations that are calibrated to the initial trade prices. Using a market-based approach, subsequent valuations are based on observable inputs to the valuation model including interest rates, credit spreads and volatilities.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The following table shows the fair value of our non-financial assets that were required to be measured at fair value on a non-recurring basis during the year ended December 31, 2012. These non-financial assets, which included the goodwill and trademarks and trade names associated with Orbitz and the trademarks and trade names associated with CheapTickets were required to be measured at fair value in connection with the annual impairment test we performed on our goodwill and trademarks and trade names for the year ended December 31, 2012 (see Note 4 - Goodwill and Intangible Assets).

		Fair Value Measurements Using
	Balance at December 31, 2012	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total Losses
	(in thousands)
Goodwill - Americas	$345,388	$—	$—	$345,388	$(301,912)
Trademarks and trade names	$83,065	$—	$—	$83,065	$(17,635)
Customer relationships	$—	$—	$—	$—	$(1,625)

The following table shows the fair value of our non-financial assets that were required to be measured at fair value on a non-recurring basis during the year ended December 31, 2011. These non-financial assets, which included the goodwill and trademarks and trade names associated with our HotelClub reporting unit as well as the trademarks and trade names associated with our Orbitz brand, were required to be measured at fair value in connection with the annual impairment test we performed on our goodwill and trademarks and trade names in the fourth quarter of 2011 (see Note 4 - Goodwill and Intangible Assets).

		Fair Value Measurements Using
	Balance at October 1, 2011	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total Losses
	(in thousands)
Goodwill - HotelClub	$—	$—	$—	$—	$(29,762)
Trademarks and trade names	$99,546	$—	$—	$99,546	$(20,129)

Fair Value of Financial Instruments

For certain of our financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, accrued merchant payable and accrued expenses, the carrying value approximates or equals fair value due to their short-term nature.

The carrying value of the Term Loan was $440.0 million at December 31, 2012, compared with a fair value of $425.7 million. At December 31, 2011, the carrying value of the Term Loan was $472.2 million, compared with a fair value of $415.5 million. The fair values were determined based on quoted market ask prices, which is classified as a Level 2 measurement.

17. Segment Information

We determine operating segments based on how our chief operating decision maker manages the business, including making operating decisions and evaluating operating performance. We operate in one segment and have one reportable segment.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

We maintain operations in the United States, United Kingdom, Australia, Germany, Sweden, France, Finland, Ireland, Switzerland and other international territories. The table below presents net revenue by geographic area: the United States and all other countries. Net revenue is based on the location of the legal entity through which the booking is processed.

	Years Ended December 31,
	2012	2011	2010
	(in thousands)
Net revenue
United States	$562,026	$546,840	$579,386
All other countries	216,770	219,979	178,101

Total	$778,796	$766,819	$757,487

The table below presents property and equipment, net, by geographic area.

	December 31, 2012	December 31, 2011
	(in thousands)
Long-lived assets
United States	$126,233	$134,703
All other countries	6,311	6,999

Total	$132,544	$141,702

18. Quarterly Financial Data (Unaudited)

The following tables present certain unaudited consolidated quarterly financial information.

	Three Months Ended
	December 31, 2012 (a)	September 30, 2012	June 30, 2012	March 31, 2012
	(in thousands, except per share data)
Net revenue	$189,737	$198,303	$200,977	$189,779
Cost and expenses	495,388	173,393	186,105	185,835
Operating income/(loss)	(305,651)	24,910	14,872	3,944
Net income/(loss)	(314,629)	14,818	4,584	(6,511)
Basic net income/(loss) per share	$(2.96)	$0.14	$0.04	$(0.06)
Diluted net income/(loss) per share	$(2.96)	$0.14	$0.04	$(0.06)

	Three Months Ended
	December 31, 2011 (a)	September 30, 2011	June 30, 2011	March 31, 2011
	(in thousands, except per share data)
Net revenue	$177,146	$202,924	$201,826	$184,923
Cost and expenses	214,500	180,064	181,989	185,555
Operating income/(loss)	(37,354)	22,860	19,837	(632)
Net income/(loss)	(46,505)	11,233	8,888	(10,893)
Basic net income/(loss) per share	$(0.44)	$0.11	$0.09	$(0.11)
Diluted net income/(loss) per share	$(0.44)	$0.11	$0.08	$(0.11)

(a)	During the three months ended December 31, 2012 and 2011, we recorded non-cash impairment charges related to goodwill and intangible assets of $321.2 million and $49.9 million, respectively (see Note 4 - Goodwill and Intangible Assets).

Schedule II – Valuation and Qualifying Accounts

	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts		Deductions	Balance at End of Period
	(in thousands)
Tax Valuation Allowance
Year Ended December 31, 2012	$298,860	$(530)	$(1,522	) (a)	$—	$296,808
Year Ended December 31, 2011	312,520	1,651	(15,311	) (b)	—	298,860
Year Ended December 31, 2010	329,868	3,344	(20,692	) (a)	—	312,520

(a)	Represents foreign currency translation adjustments to the valuation allowance and reclassification adjustments between our gross deferred tax assets and the corresponding valuation allowance and the effects of a U.K. tax rate change.
(b)	Includes a reduction of $12.0 million to the deferred tax asset in connection with a reduction of the tax sharing liability to the airlines. The remaining $3.3 million represents the combined effect of foreign currency translation adjustments, a reduction to the U.K. tax rate and other reclassification adjustments between the gross deferred tax assets and the corresponding valuation allowance.